Exhibit 99.1

IAMGOLD
CORPORATION

2004
Annual Report

GROWTH AND STABILITY

IAMGOLD’s strength is the stability of its operational interests and the consistent cash flow these projects generate. This stability and financial strength combined with our exploration success at the Quimsacocha project in Ecuador will be the critical factors to our future prosperity. We see opportunities at our existing operations to expand production or extend mine lives through exploration and efficiency improvements. We also believe there is the opportunity to combine our strengths with those of other companies or assets to build on our stability.

The goal of IAMGOLD’s management and Board in 2004 was to enhance the Company’s gold production, cash flow, growth profile and management depth. The Wheaton River combination or the Gold Fields alternative had the potential to meet these goals. Unfortunately, the extremely competitive nature of the gold mining business resulted in other companies obstructing these transactions such that these combinations could not be concluded.

Going forward, IAMGOLD intends to remain focused on the same principles that advanced the Company to its current position of strength; stable production, an attractive exploration profile, a strong financial position and a willingness to pursue opportunities which add to shareholder value.

Note: All currency amounts are in US$ unless otherwise stated

Inside

Message to Shareholders

Mining Operations

Exploration

Outreach

Reserves and Resources

Five Year Summary

Financial Statements

Message to Shareholders

Joseph F. Conway

President & CEO

William D. Pugliese

Chairman

IAMGOLD began as a West African-focused exploration company in the early 1990’s. By 1995, it had turned its initial discovery of the Sadiola deposit in Mali into a 38% equal interest in a world-class mine operated by a world-class partner. In 1996, the first gold bar was poured at the Sadiola mine. By 2001, the Company and its operating partner AngloGold began producing gold at the Yatela mine, adjacent to Sadiola and in 2002 reported 257,000 ounces of attributable gold production from the two mines.

In 2003, IAMGOLD concluded a business combination with Repadre Capital, a company with a similar business model but whose growth was attained primarily through acquisitions. Your Company now has a balanced and complementary management and Board focused on growth through exploration and acquisition. With interests in four mines operated by two of the largest gold mining companies in the world, a significant royalty portfolio, numerous advanced stage exploration projects and a strong balance sheet, the Company is well prepared for the business challenges ahead.

With the continued weakening of the US dollar throughout 2004, gold continued to act as a safe haven for investors reaching a high of US$456 per ounce in December. The growing interest in gold and exchange traded funds (ETF) which track the gold price is yet another clear indication investors are seeking “hard” assets. In late 2004, the streetTRACKS Gold Trust, an ETF, was launched with assets growing to US$2.2 billion in less than four months. We made an early investment in a similar product, Gold Money, in 2002 and the expectation is this product will be launched in 2005. IAMGOLD has been a vocal and long-term believer in the merits of gold related investments. In fact, more than 50% of our cash balance is held in physical bullion. With limited prospects for the US dollar to strengthen in the near term, we expect our bullion position to continue to grow in value.

Your Company now has a balanced and complementary management and Board focused on growth through exploration and acquisition.  With interests in four mines operated by two of the largest gold mining companies in the world, a significant royalty portfolio, numerous advanced stage exploration projects and a strong balance sheet, the Company is well prepared for the business challenges ahead.

In our 2003 Annual Report, we clearly outlined our growth strategy based on exploration and acquisition. For exploration we recognized that projects must have the potential to support 100,000 to 300,000 ounces of annual production in order to have a meaningful impact on the Company’s future. While our Quimsacocha property is currently a primary exploration focus, we are optimistic that others in the portfolio will meet our objectives.

In terms of acquisitions, the activities of IAMGOLD in 2004 were portrayed frequently in the media and investment community. When we announced the business combination with Wheaton River Minerals Limited on March 31, 2004, management and directors saw the opportunity to substantially transform the Company and achieve virtually all of our strategic objectives with one transaction (lower costs, increase cash flow per share, increase production and acquire operating expertise). From announcement date to late May, shareholder support continued to build but was clearly shaken by a hostile proposal by Golden Star Resources. Despite Golden Star’s efforts to destabilize the IAMGOLD/Wheaton transaction, management and directors strongly opposed the Golden Star overture simply on the basis of the level of operating and development risk associated with Golden Star’s assets, combined with a highly inadequate exchange ratio. Post the shareholder vote, it was clear we had two choices: just say no or seek a superior alternative. Within 40 days the Company was able to successfully negotiate a transaction which provided shareholders with a value proposition that was clearly superior to the Golden Star bid. On the early August announcement of the takeover by Gold Fields Limited, it was clear IAMGOLD shareholders were very much in favour of the new direction. The creation of Gold Fields International would have immediately boosted IAMGOLD’s pro rata share of production by 30%, expanded the resource/reserve base by a similar measure and delivered a growth profile. In today’s competitive environment for quality assets, Gold Fields themselves became the subject of a hostile takeover bid and their December 2004 shareholder vote on the IAMGOLD transaction was defeated by a slim margin.

While considerable effort and funds were expended on corporate activity in 2004, the focus was to increase our long-term production and cash flow. This objective remains the same. We will likely take a more measured approach to acquisitions, but it must be recognized as an opportunistic business.

ACQUISITION STRATEGY

The question is often asked: “So where to from here?” While considerable effort and funds were expended on corporate activity in 2004, the focus was to increase our long-term production and cash flow. This objective remains the same. We will likely take a more measured approach to acquisitions, but it must be recognized as an opportunistic business. At this point in the cycle, those projects or companies close to production tend to be relatively expensive. Fortunately we do see a number of situations where production is 1.5 to 3 years in the future and asset pricing is not yet high due to the development risks which are always present in the early stages of a mine’s development. We believe we have or can obtain the operational management and capital resources to acquire assets which will add demonstrable value for our shareholders. One of our initiatives for the first half of 2005 is to expand our management team with operations personnel. With additional management bench strength, we are confident in our ability to move the Company forward with clear benefits to shareholders.

OPERATING CHALLENGES

As you will note in your review of the Annual Report, there has been a sharp rise in operating costs at virtually all of our joint venture assets. This phenomenon is not unique to IAMGOLD. While our cash costs have risen from US$225 per ounce in 2003 to US$248 per ounce in 2004, most mining companies have seen comparable cost jumps—primarily due to the rise in costs for fuel and bulk consumables. On a more positive note, we and our joint venture partners have become much more focused on cost control and operational efficiency. At Sadiola, we changed to an alliance arrangement with our mining contractor and a conversion from contract to owner mining took place at Tarkwa. Cost control initiatives have also become the primary focus at Yatela and Damang. We are confident that our operating partners are as focused on operating costs as we are even though the contribution of the joint venture assets to their respective production profile may be less significant. For 2005, production and costs are expected to be slightly higher than 2004. We will be working constructively with our partners towards further cost reductions wherever possible.

For the long-term there are a number of cost savings and production expansion or extension possibilities at almost all of our existing operations. Sadiola continues to drill for surface targets as well as further define the Deep Sulphide project. Tarkwa’s current focus is on mining and plant optimizations but we will likely review the possibility of another plant expansion in the next two to three years. Damang is aggressively exploring along the geologic trend from Damang to Tarkwa as well as reviewing a pit cutback which could extend the mine life by at least two years. While our assets are maturing, the opportunity for improvements is clearly present with relatively little capital required.

EXPLORATION INVESTMENT CONTINUES

IAMGOLD has a long history of exploration. Its cornerstone asset, Sadiola, was a true exploration success. While exploration is a high risk venture there is no doubt it provides the best opportunity to add value for shareholders. One project’s success can carry the weight of many years of exploration expenditures spent on projects elsewhere. We believe Quimsacocha may be our next exploration success story. Much work remains to be completed to determine its ultimate viability but it does have the two key attributes: grade and thickness.

While exploration is a high risk venture there is no doubt it provides the best opportunity to add value for shareholders. One project’s success can carry the weight of many years of exploration expenditures spent on projects elsewhere. We believe Quimsacocha may be our next exploration success story.

This is not your Company’s only exploration focus. The Bambadji project in Senegal continues to intrigue management, particularly since the release of excellent results at the Loulo and Yalea development projects only a few kilometres away on the same broad geologic trend. Finally our teams in Brazil and Argentina have acquired a number of prospects which will be drilled in 2005. On behalf of the shareholders we acknowledge our exploration team’s excellent efforts over the last several years and most particularly in 2004.

CLOSING REMARKS

On behalf of the rest of the Board, management and employees, we extend our gratitude for the shareholder support during a volatile year. We can assure you all of our efforts were focused on increasing value for shareholders and that remains our focus for the future.

On behalf of the Board:

/s/ William D. Pugliese	/s/ Joseph F. Conway
William D. Pugliese	Joseph F. Conway
Chairman	President & CEO

Operations

Exploration

Outreach

Reserves

Operations

The Sadiola and Yatela mines are located in Mali, West Africa. IAMGold owns 38% of the Sadiola mine and 40% of the Yatela mine. AngloGold Ashanti Limited has an ownership position equal to IAMGold’s and operates both mines.

SADIOLA MINE

(100% Basis)	2004	2003

Mineral Reserves * (000 oz. Au)	2,190	2,694
Additional Mineral Resources* (000 oz. Au)	1,264	472
Production (000 oz. Au)	458	452
Cash Costs ** (US$/oz.)	246	213

*                 As at December 31

**          Calculated in accordance with the Gold Institute Standard

The above table excludes 5.0 million ounces of gold in the Inferred Mineral Resource category, which primarily relates to the deep sulphide mineralization below the main pit. On completion of a pre-feasibility study this year, the Company expects the recoverable portion of this resource to move to the reserve category with a corresponding increase in the mine life to well beyond 2010.

YATELA MINE

(100% Basis)	2004	2003

Mineral Reserves * (000 oz. Au)	886	1,105
Additional Mineral Resources * (000 oz. Au)	356	311
Production (000 oz. Au)	242	218
Cash Costs ** (US$/oz.)	263	244

*                 As at December 31

**          Calculated in accordance with the Gold Institute Standard

The exploration potential at Yatela is limited and significant levels of additional mineral resources are not expected to be found. Mining operations are scheduled to end in 2007.

The Tarkwa and Damang mines are located in Ghana, West Africa. IAMGold holds an 18.9% interest in each mine. Gold Fields Limited holds a 71.1% interest in each mine and is the operator of both mines.

TARKWA MINE

(100% Basis)	2004	2003

Mineral Reserves * (000 oz. Au)	14,730	9,828
Additional Mineral Resources* (000 oz. Au)	3,205	8,722
Production (000 oz. Au)	553	555
Cash Costs ** (US$/oz.)	250	224

*                 As at June 30

**          Calculated in accordance with the Gold Institute Standard

During 2003 and the first half of 2004, a new mill was constructed and was successfully commissioned during the third quarter. Production for 2005 is expected to increase by 200,000 ounces as a result of the new mill. With significant increases to reserves in 2004, the mine life is now on the order of 20 years and an expansion to the new mill is a possibility.

DAMANG MINE

(100% Basis)	2004	2003

Mineral Reserves * (000 oz. Au)	850	919
Additional Mineral Resources* (000 oz. Au)	676	422
Production (000 oz. Au)	296	303
Cash Costs ** (US$/oz.)	221	230

*                 As at June 30

**          Calculated in accordance with the Gold Institute Standard

On-going exploration has been successful in increasing mineral resources at Damang. Mineral resources continue to be identified along the mineralized trend between the Tarkwa and Damang mines and additional resources at the bottom of the main Damang pit are likely sufficient to justify a pit deepening. It is expected that the Damang operations will now continue to 2010 but at reduced annual production levels.

Exploration

During 2004, IAMGOLD spent US$7.8 million primarily to advance various exploration projects in South America and West Africa.

In 2005, the Company plans to spend US$8.9 million on exploration, US$3.9 million of which will be on its principal project at Quimsacocha, Ecuador and the remainder on projects in South America and Africa.

ECUADOR

Quimsacocha

The Company made a potentially very important discovery on its 100% owned Quimsacocha property in 2004 during the course of a 14,000 metre, 45 hole diamond drilling program.

The 13,000 hectare property is located in southern Ecuador, 40 kilometres southwest of the city of Cuenca.

The break-through in recognizing the full potential of the property came with the drilling of hole 122 in the D1 zone which intersected 101 metres averaging 9.5 grams/tonne (g/t) gold, 46.7g/t silver and 0.4% copper. This mineralized intersection is significant not only because of its thickness and grade but also because it is a strong indication that the large hydrothermal system that gave rise to the extensive alteration at Quimsacocha was richly mineralized and that there is potential for a large epithermal gold deposit.

Mineralization has now been identified over an area of more than 1,000 metres long by 750 metres wide and to a depth of generally less than 250 metres. Mineralization remains open in all directions.

Hole #	Intersection Length	Gold	Silver	Copper
	(metres)	(g/t)	(g/t)	(%)
122	102	9.1	47	0.4
133	30	3.4	52	0.4
	15	2.0	22	0.2
135	30	2.2	30	0.2
140	21	2.2	30	0.4
	36	1.9	12	0.2
	7	1.7	15	1.0
144	15	7.2	32	0.3

Quimsacocha area looking north.

Quimsacocha area looking south.

In 2004, the Company spent US$2.7 million at Quimsacocha and it plans to spend US$3.9 million in 2005. This money will go towards a 21,000 metre diamond drilling program, metallurgical testing, environmental studies and community engagement work.

It is planned that about three quarters of the drilling will be done in the mineralized zones of D1 and Loma Larga where an inferred resource will be defined by the end of the year. The remaining drilling will be carried out in a number of other targets which offer considerable upside potential to the property.

ARGENTINA

Los Menucos

After drilling 16 holes on the Los Menucos joint venture (JV), testing targets at Dos Lagunas and Cerro La Mina, Barrick Gold withdrew from the project in January 2005. Barrick considered that these and other untested targets did not offer the size potential which it required.

IAMGOLD plans to drill two targets which it believes offer a +1 million ounce potential at Los Menucos in 2005.

Cañadon del Moro

The first drill-testing of this vein system was carried out by the Company in 2004 and a drill program is planned for the second quarter of 2005 to follow-up on the high silver values that were intersected.

Exploration expenditures in Argentina in 2005 will be US$1.2 million.

BRAZIL

Tocantins JV

At the Tocantins project, a 50/50 JV between the Company and AngloGold Ashanti, 2,000 metres of diamond drilling were carried out at the Chapada prospect in order to test for deeper, high grade oreshoots. The gold grades were not high enough to warrant further drilling by the JV partners.

The partners are in discussion as to how best advance the testing of other drill targets on this large property package.

Gandarela JV

After experiencing extreme technical difficulties with the drilling of deep targets, AngloGold Brazil, which was earning into the project, is withdrawing from the JV. The Company will consider what alternatives are available.

Elsewhere in Brazil

Properties have been acquired in southern Brazil and it is anticipated that one or more of these will be drilled in the first half of the year.

Exploration expenditures in Brazil in 2005 will be US$1.1 million.

SENEGAL

Bambadji

The Company commenced a 3,000 metre diamond drill program in 2004, but this was not completed prior to the onset of the rainy season. The remainder of this program will be completed in May 2005, following a 10,000 metre RAB drilling program.

New conventions on the Bambadji and Daorala-Boto properties were signed by the government and two new concessions, Safa and Saroudia, were granted.

The Company plans to spend US$1.8 million on exploration in 2005.

Outreach

IAMGOLD, through its employees, develops an understanding and appreciation of the customs, culture and social values of the people living in the local communities and surrounding areas.

IAMGOLD’s success has been founded on effective partnerships. Initially, it was a partnership between the founding shareholders of the Company in 1990 and then with the host countries in West Africa where IAMGOLD first began exploration. Key partnerships with operating partners and the people working and residing near our mining properties in Mali and Ghana were also critical to the success of our Company.

Together with our partners, IAMGOLD has brought standards of operating safety, environmental responsibility and social sensitivity to areas without a prior history of modern mining or exploration.

More recently, in South America, and in Ecuador in particular, IAMGOLD continues to demonstrate a strong focus on environmental responsibility and social sensitivity, by developing innovative programmes and forging new partnerships with stakeholders in the local and regional communities, while still in the exploration stage of our key projects.

In the case of Ecuador, as was the case in Mali, IAMGOLD is committed to being a leader in developing not just a successful mine but in establishing a larger mining industry that will benefit all stakeholders for years to come. Our Company is working together with host governments and surrounding communities so that our operations can serve as models for future mining development within the country.

COMMUNITY RELATIONS

The first cornerstone of IAMGOLD’s Community Relations policy is respect. IAMGOLD, through its employees, develops an understanding and appreciation of the customs, culture and social values of the people living in the local communities and surrounding areas.

The Company actively and constantly demonstrates its appreciation and respect through initiating programs which genuinely address the needs and desires of local communities to create a higher quality of life.

Over time, our commitment to the betterment of the community will generate respect for the Company from the local community, whose support is essential for our business operations.

A second cornerstone of the IAMGOLD Community Relations policy is transperency. Clear, complete and timely disclosure of plans and activities continues through every stage of a project.  It is only through effective communication of information that we can have meaningful dialogue and consultation with local communities.

We recognize that a complete consensus amongst multiple stakeholders with different needs and objectives is difficult to achieve. However, an equitable balancing of interests between all stakeholders is our firm commitment.

CODE OF CONDUCT AND ETHICS

All of the business activities of our Company are governed by a single Code of Conduct which applies to all officers, directors and employees throughout the world.

The Code of Conduct is founded on the principles of fairness, accountability and transparency which have guided the Company since its inception. The full statement of the Code is set out on our website at www.iamgold.com.

Our goal is to maintain the highest standards of ethical conduct by all of our employees and representatives. We firmly believe that the interests of our shareholders are best served by establishing the highest regard for our Company amongst all stakeholders interested in our operations and exploration activities.

HEALTH AND SAFETY

IAMGOLD’s policy regarding Occupational Health and Safety is comprised of three basic principles:

•                  Our employees are entitled to work within an environment that ensures health and safety are top priorities.

•                  We will comply fully with local occupational health and safety laws. Beyond those local requirements, we will work to develop and maintain a “best practices” standard based on international benchmarks.

•                  A healthy work environment is a shared objective with our employees. Therefore, effective communication and consultation with, and participation by employees is essential.

As a partner at our operating mines we share responsibility for the safety of those people working at and living near the mines. We are committed to monitoring those safety systems through detailed and timely reporting from our partners.

LABOUR PRACTICES

The success of IAMGOLD is dependent on our employees having the skills and motivation to achieve our corporate objectives.

All of our employees are entitled to expect and receive equal opportunities for advancement, in an environment which is free of discrimination or harassment.

We are committed to promoting the education and personal development of our employees such that they will be major contributors to our projects and the broader communities in which they live and work.

At all of our projects, we will endeavour to promote local employment, as part of a sustainable development strategy.

Whereas our business activities may span several continents, we view all of our employees as a single team united by our common objectives and sharing in the success enjoyed by the Company and its shareholders.

ENVIRONMENT

The Company, through all its employees and representatives, is committed to a role of environmental stewardship that we create and influence through our operations, developments and activities.

In order to fulfill this commitment, we must fully understand and appreciate the interaction between our activities and the environment. That understanding comes from detailed reports and monitoring by our partners and employees. Equally important is direct, open and timely consultation with all stakeholders, including local and national governments, members of the surrounding communities, independent consultants and outside agencies.

We are committed to allocating all the resources necessary to minimize the environmental impact of our activities and to initiate solutions for sustainable development. Conservation and recycling of resources are central to our strategy for sustainable development.

The Company is one of the sponsors of the “Environmental Excellence in Exploration” initiative, which promotes “best practices” in exploration (www.e3mining.com).

Environmental regulatory compliance is an essential objective. In many instances we and our partners choose to impose standards and guidelines which greatly exceed local requirements. We recognize that any breach of those standards is not simply an environmental issue but impacts on our reputation and credibility with stake-holders.

In the final analysis, we recognize that any mining project must develop and preserve a balanced and harmonious co-existence with the environment in order to realize benefits to our shareholders and the other stakeholders.

RESERVES

Proven and Probable Mineral Reserves

	December 31, 2004 (1)				December 31, 2003 (1)
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(Mt)	(g/t)	(000’s oz)	(000’s oz)

SADIOLA (2) (3) (4)
Proven	6.6	1.8	379	144	6.5	1.9	405	154
Probable	15.8	3.5	1,811	688	19.9	3.6	2,289	870
Total	22.4	3.0	2,190	832	26.4	3.2	2,694	1,024

YATELA (3) (5)
Proven	2.0	1.9	119	48	2.3	1.1	82	33
Probable	5.7	4.2	766	306	8.1	3.9	1,023	409
Total	7.7	3.6	886	354	10.4	3.2	1,105	442

	June 30, 2004 (6)				June 30, 2003 (6)
TARKWA
Proven (7)	203.9	1.3	8,680	1,641	171.0	1.4	7,432	1,405
Probable	147.7	1.3	6,050	1,143	61.0	1.2	2,396	453
Total	351.5	1.3	14,730	2,784	232.0	1.3	9,828	1,858

DAMANG
Proven (8)	11.7	1.3	480	91	14.2	1.5	676	128
Probable	8.3	1.4	370	70	3.1	2.5	244	46
Total	20.1	1.3	850	161	17.3	1.7	919	174

(1)            Using the JORC Code with 2004 pit optimized and designed on a US$350/oz gold price (US$325/oz for 2003).

(2)            Plant recovery is assumed to be 95% for oxides and 79% for sulphides (2003 - 82% for sulphides).

(3)            All the reserves in the “Proved” category are stockpile material. All the reserves classified as “Probable” are in-pit.

(4)            No grade control reconciliation factor has been applied to the reserves for 2004, but a +3% factor was applied to the grade of ore from the Sadiola pit for the purpose of Life-of-Mine planning.

(5)            Recovery is assumed to be 85% for oxides and 75% for sulphides.

(6)            Based on a gold price of US$350 per ounce (US$325/oz for 2003) and estimated in accordance with the SAMREC Code and reconciled to the JORC Code. No material differences arise in the estimate if the CIM classification system is used.

(7)            Includes low-grade stockpiles of 4.1 million tonnes grading 0.9g/t in 2004 and 5.2 million tonnes grading 0.7g/t in 2003.

(8)            Includes 9.1 million tonnes grading 1.4g/t gold in stockpiles for 2004.

Competent Persons

For both the 2003 and 2004 resource and reserve statements at the Tarkwa mine, the Competent Person responsible is Gary Chapman, Manager Mine Planning and Resource Management, Tarkwa.

For the reserve statements at the Damang mine, the Competent Person responsible for 2003 is Gary Chapman while for 2004, the Competent Person responsible is Mr. Glen Cole.

For the 2004 resource and reserve statements at the Sadiola and Yatela Mines the Competent Persons responsible are V. Chamberlain and R. van der Westhuizen.

For 2003, resource and reserve statements at the Sadiola and Yatela Mines the Competent Persons responsible for the statements include Sadiola and Yatela mine geologists G. Cooper, T. Gell M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth.

As a result of their education, affiliation with a professional association and past relevant work experience, all of the foregoing persons fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

RESOURCES

Measured, Indicated and Inferred Resources (1)

	December 31, 2004				December 31, 2003
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(Mt)	(g/t)	(000’s oz)	(000’s oz)

SADIOLA
Main Pit (2)
Measured (3)	6.4	2.5	509	193	15.9	1.6	818	311
Indicated	18.7	2.8	1,705	648	22.6	2.6	1,904	724
M & I	25.2	2.7	2,214	841	38.5	2.2	2,722	1,035
Inferred	0.7	2.1	46	17	1.8	1.2	72	27
Deep Sulphide (2)
Measured	1.3	2.7	109	41	1.0	3.0	92	35
Indicated	7.3	2.7	645	245	0.1	2.1	4	1
M & I	8.6	2.7	753	286	1.1	2.9	95	36
Inferred	54.2	2.5	4,354	1,655	130.0	1.8	7,532	2,862
Satellites (2)
Measured	0.0	0.0	0	0	0.3	1.9	21	8
Indicated	5.2	2.9	487	185	3.8	2.7	328	125
M & I	5.2	2.9	487	185	4.1	2.6	349	133
Inferred (4)	9.8	1.9	582	221	12.5	1.3	533	203
Total M & I	39.0	2.8	3,454	1,313	43.7	2.2	3,166	1,204
Total Inferred	64.7	2.4	4,982	1,893	144.3	1.8	8,137	3,092

YATELA
Main Pit (5)
Measured	5.7	1.4	261	104	2.7	0.9	83	33
Indicated	8.7	3.2	898	359	13.6	2.6	1,127	451
M & I	14.4	2.5	1,159	463	16.3	2.3	1,210	484
Inferred	1.9	3.8	229	92	3.5	0.8	90	36
Alamoutala (5)
Measured	0.4	2.3	26	10	1.0	1.6	48	19
Indicated	0.8	2.2	58	23	2.0	2.5	158	63
M & I	1.2	2.2	83	33	2.9	2.2	206	82
Inferred (6)	1.0	2.2	74	30	0.9	1.9	56	22
Total M & I	16.6	2.5	1,242	497	19.2	2.3	1,416	566
Total Inferred	2.9	3.2	303	121	4.4	1.0	146	58

	June 30, 2004				June 30, 2003
TARKWA (7)
Measured(8)	204.8	1.5	9,728	1,839	198.9	1.4	8,975	1,696
Indicated	187.3	1.4	8,207	1,551	222.6	1.3	9,575	1,809
Total M & I	392.1	1.4	17,935	3,390	421.5	1.3	18,550	3,506
Inferred	19.5	3.5	2,225	421	50.4	2.3	3,759	710

DAMANG (7)
Measured(8)	15.5	1.4	709	134	17.2	1.5	853	161
Indicated	15.8	1.6	817	154	7.7	2.0	488	92
Total M & I	31.3	1.5	1,526	288	24.9	1.7	1,341	253
Inferred	3.8	2.5	303	57	2.9	1.9	175	33

(1)            Measured and indicated resources include proved and probable reserves.

(2)            A cut-off of 1.0g/t was used within a limiting pit shell based on a US$425/oz gold price (for 2003, a cut-off of 0.7g/t was used within a limiting pit shell at US$400/oz)

(3)            Measured resources include stockpiles above a cut-off of 1.0g/t. (2003 – above a cut-off of 0.7g/t)

(4)            The inferred resources for the satellite deposits FE-2, FE-3, FE-4, FN-3, Sekokoto and Tambali South were calculated at a cut-off grade of 1.0g/t (2003 - 0.7g/t cut-off). For FE-3 and FE-4, a limiting pit shell of US$425/oz was used (2003 - US$400/oz) while the other satellite deposits estimates were made with no limiting pit shell.

(5)            A limiting pit shell based on a US$425/oz gold price was used with cut-off grades of 0.6g/t for the Yatela main pit and 1.0g/t for the Alamoutala pit respectively. For 2003 a limiting pit shell based on a US$400/oz gold price was used with cut-off grades of 0.4g/t for the Yatela main pit and 0.7g/t for the Alamoutala pit respectively.

(6)            Includes 0.8 million tonnes at the KW18 satellite deposit at a cut-off grade of 0.6g/t with no limiting pit shell.

(7)            Mineral resources are at a gold price of $400 per ounce and have been estimated in accordance with SAMREC Code and have been reconciled to the JORC Code. No material differences arise in the estimate of mineral resources if the CIM classification system is used.

(8)            Measured resources include low grade surface stockpiles.

IAMGOLD FIVE YEAR SUMMARY

(Expressed in thousands of US dollars, except per share amounts and outstanding share data)

	2004	2003	2002	2001	2000

Cash & gold bullion	$85,436	$113,958	$46,413	$31,365	$43,602
Total current working capital	102,562	118,539	56,884	25,807	15,886
Total assets	448,002	452,227	187,830	173,499	171,706
Net earnings for the year	11,609	20,017	6,319	9,713	10,101
Basic and diluted net earnings per share	0.08	0.14	0.08	0.13	0.14
Common shares outstanding (millions)	145.8	145.3	79.2	73.5	73.4

Note: prior year amounts have been restated to conform with the financial statement presentation adopted for 2004.

Net Earnings ($ millions)	Cash and Gold Bullion ($ millions)

CONTENTS

Management’s Discussion and Analysis of Financial Position and Results of Operations

Management’s Responsibility for Financial Reporting Auditors’ Report to the Shareholders

Consolidated Financial Statements

Corporate and Shareholder Information

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following report, dated March 8, 2005, should be read in conjunction with the Consolidated Financial Statements for December 31, 2004 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.

OVERVIEW

IAMGOLD (“IMG” or the “Company”) is a growth-oriented precious metals mining and exploration company. The Company holds interests in four operating gold mines in West Africa, certain diamond and gold royalties and conducts exploration activities in South America and West Africa.

Net earnings for 2004 were $11.6 million or $0.08 per share compared to $20.0 million or $0.14 per share for 2003 and $6.3 million or $0.08 per share for 2002. The decrease in earnings in 2004 from 2003 is primarily a result of $11.2 million of transaction costs related to the unsuccessful business combinations with Wheaton River Minerals and Gold Fields International and the unsolicited take-over bid by Golden Star Resources. The increase in earnings in 2003 from 2002 is largely attributable to the contribution from the Repadre assets purchased in January 2003. Operating cash flow for 2004 was $13.7 million compared to $30.6 million in 2003 and $18.9 million in 2002. Operating cash flow in 2004 was negatively impacted by the transaction costs and the build up of working capital at the mines in Mali.

Summarized Financial Results

(in US$000’s except where noted)

	2004	2003	2002
		(restated)	(restated)
Cash and gold bullion	$85,436	$113,958	$46,413
Net working capital	102,562	118,539	56,884
Total assets*	448,002	452,227	187,830
Non-recourse loans payable	10,437	11,342	13,091

Gold sales	112,663	96,607	89,824
Royalty revenues	9,209	4,504	—
Earnings from working interests	13,149	9,650	—

Net earnings*	11,609	20,017	6,319
Basic and diluted net earnings per share	0.08	0.14	0.08

Cash dividends declared per share (Cdn$)	0.06	0.06	0.05

Operating cash flow	13,683	30,638	18,937
Operating cash flow per share (basic & diluted)	0.09	0.21	0.25

Gold produced (000 oz - IMG share)	432	421	290
Weighted average GI cash cost (US$/oz - IMG share)**	248	225	169
Average gold spot price (US$/oz)***	410	363	310

*                                         Restated to reflect changes in accounting policy related to asset retirement obligations and amortization of mining interests (See “Changes in Canadian Accounting Policies”).

**                                  Weighted average GI cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard, wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP. 2002 does not include results from the Tarkwa and Damang mines.

***                           Average gold price as per the London PM fix.

QUARTERLY FINANCIAL REVIEW

(in US$000’s except where noted)

Net earnings for the fourth quarter of 2004 were $2.9 million or $0.02 per share compared to $7.0 million for the fourth quarter of 2003 and a loss of $0.6 million or $0.01 per share in the fourth quarter of 2002.

2004	Q1	Q2	Q3	Q4	Total
	(restated)
Revenue	$27,632	$31,510	$28,076	$34,654	$121,872
Net earnings*	7,182	622	908	2,897	11,609
Basic and diluted earnings per share*	0.05	0.00	0.01	0.02	0.08
Operating cash flow	5,773	(6,263)	18,886	(4,713)	13,683
Operating cash flow per share (basic & diluted)	0.04	(0.04)	0.13	(0.03)	0.09

2003	Q1	Q2	Q3	Q4	Total
	(restated)
Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings*	4,426	2,440	6,174	6,977	20,017
Basic and diluted earnings per share*	0.03	0.02	0.04	0.05	0.14
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic and diluted)	0.09	0.05	0.04	0.03	0.21

2002	Q1	Q2	Q3	Q4	Total
	(restated)
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings (loss)*	3,722	1,412	1,833	(648)	6,319
Basic and diluted earnings per share*	0.05	0.02	0.02	(0.01)	0.08
Operating cash flow	8,833	3,577	4,474	2,053	18,937
Operating cash flow per share (basic and diluted)	0.12	0.05	0.06	0.02	0.25

*                                         Figures for the first three quarters of 2004 have been restated to reflect a change in accounting policy related to amortization of mining interests while figures for 2003 and 2002 have been restated to reflect changes in accounting policy related to both amortization of mining interests and asset retirement obligations (See “Changes in Canadian Accounting Policies”)

IAMGOLD ATTRIBUTABLE PRODUCTION AND COSTS

The table below presents the production attributable to IAMGOLD’s ownership in its four operating gold mines in West Africa along with the weighted average cost of production.

IAMGOLD Basis

	2004					2003	2002
Production (000 oz)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total

Sadiola – 38%	45	44	38	47	173	172	182
Yatela – 40%	20	25	24	28	97	87	107
Tarkwa – 18.9%	26	23	24	32	105	105	—
Damang – 18.9%	15	16	13	12	56	57	—
Total production	106	108	99	119	432	421	289

Gold Institute cash cost ($/oz)

Sadiola – 38%	220	242	268	255	246	213	164
Yatela – 40%	285	250	239	279	263	244	177
Tarkwa – 18.9%	248	261	261	236	250	224	—
Damang – 18.9%	217	206	237	228	221	230	—
Weighted average	239	243	255	253	248	225	169

The Company’s attributable share of gold production in 2005 from the above four operating mines is expected to be 450,000 ounces of gold at a total direct cash cost of $240 per ounce and a total cash cost, as defined by the Gold Institute, of $270 per ounce.

RESULTS OF OPERATIONS

MINING INTERESTS

	2004					2003	2002
(US$ 000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
	(restated)					(restated)
Gold sales	$26,105	$29,328	$25,637	$31,593	$112,663	$96,607	$89,824
Mining expense*	15,558	18,430	15,918	19,427	69,333	56,620	49,020
Depreciation and depletion*	4,985	5,224	4,416	5,967	20,592	18,385	18,970
Earnings from mining interests*	$5,562	$5,674	$5,303	$6,199	$22,738	$21,602	$21,834

*                                         Figures for the first three quarters of 2004 have been restated to reflect a change in accounting policy related to amortization of mining interests while figures for 2003 and 2002 have been restated to reflect changes in accounting policy related to both amortization of mining interests and asset retirement obligations (See “Changes in Canadian Accounting Policies”)

The Company owns a 38 percent interest in a Malian registered company, La Société d’Éxploitation des Mines d’Or de Sadiola S.A. (“Sadiola”). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Limited (“AngloGold”) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (“IFC”), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d’Éxploitation des Mines d’Or de Yatela S.A. (“Yatela”). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

The Company’s 2004 consolidated gold revenue was 17% higher than 2003 and 25% higher than 2002. The 17% increase in 2004 over 2003 was due to gold revenues per ounce being 12% higher and attributable production from Sadiola and Yatela being 5% higher. The 25% increase in 2004 over 2002 was due to gold revenues per ounce being 33% higher offset by a 7% decrease in attributable production. The Company recorded an increase to gold revenue of $1.8 million in 2004 (2003 - $1.8 million; 2002 - $1.8 million) to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.5 million in 2004 (2003 - $0.3 million; 2002 - $0.2 million) to reflect its share of the change in the mark-to-market loss on Sadiola call options at December 31, 2004. As at December 31, 2004, all deferred hedge revenue has been amortized and all call options have expired. All Yatela sales were made at spot prices.

The Company’s share of Sadiola and Yatela operating expenses was 22% higher in 2004 than 2003 and 41% higher than in 2002. Total consolidated cash costs at Sadiola and Yatela in 2004 of $252 per ounce increased from $224 per ounce in 2003 and $169 per ounce in 2002. Costs increased as a result of higher reagent and fuel costs and higher unit costs for material movement by the mining contractor.

In 2004, the Company expensed $0.1 million (2003 - $0.2 million; 2002 - $0.8 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

Sadiola Mine (IAMGOLD interest – 38%)

A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results
100% Basis

	2004					2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	2,030	1,680	1,880	3,320	8,910	11,440	8,970
Marginal ore mined (000t)	280	290	120	310	1,000	1,480	1,410
Ore mined (000t)	1,760	1,680	1,050	1,140	5,630	5,730	6,380
Total material mined (000t)	4,070	3,650	3,050	4,770	15,540	18,650	16,760
Strip Ratio*	1.3	1.2	1.9	3.2	1.8	2.3	1.3

Ore milled (000t)	1,160	1,300	1,330	1,360	5,150	5,070	5,050
Head grade (g/t)	3.9	3.8	3.5	3.8	3.8	3.0	3.5
Recovery (%)	80	74	70	77	76	88	84

Gold production - 100% (000 oz)	117	117	101	123	458	452	480
Gold sales - 100% (000 oz)	118	116	103	121	458	453	477

Gold revenue (US$/oz)**	418	411	410	440	420	376	314
Direct cash costs (US$/oz)	210	234	248	245	234	210	153
Production taxes (US$/oz)	25	23	24	25	24	22	18
Total cash costs (US$/oz)	235	257	272	270	258	232	171
Stockpile adjustments (US$/oz)	(15)	(15)	(4)	(15)	(12)	(19)	(8)
GI cash cost (US$/oz)	220	242	268	255	246	213	164

GI cash cost (US$000)	25,781	28,373	27,107	31,389	112,650	96,429	78,545
IMG share - 38% (US$000)	9,797	10,782	10,300	11,928	42,807	36,643	29,847
GAAP Reconciling items (US$000)***	565	187	35	1,183	1,970	(1,120)	(475)
Mining expense (US$000)	10,362	10,969	10,335	13,111	44,777	35,523	29,372

*                               Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**                        Gold revenue is calculated as gold sales divided by ounces of gold sold.

***                 GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

In general, the Sadiola operations reached their budgeted production level for 2004 but operating costs were higher than anticipated.

The Company’s average gold revenue at Sadiola of $420 per ounce in 2004 was higher than the $376 per ounce achieved in 2003 and the $314 per ounce achieved in 2002. The premium above the average spot price of $410 per ounce in 2004 ($363 per ounce in 2003; $310 per ounce in 2002) resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments. All deferred hedge revenue has now been fully amortized and as at December 31, 2004, Sadiola had no financial instrument obligations.

Material mined in 2004 was 17% less than 2003 and 7% less than 2002 due primarily to equipment availability problems arising from the aging of the mining contractors’ equipment. During the year, the excavators were replaced along with some of the drill rigs. In the fourth quarter, the contract with the current mining contractor was extended for a further five years.

Gold production at Sadiola was 1.5% higher in 2004 than 2003 and 4.5% lower than in 2002. The head grade to the mill in 2004 was 26% higher than the grade fed in 2003 as higher grade sulphides constituted a larger portion (45%) of mill feed. Recovery of gold from the sulphide ore, however, was at lower than expected levels, particularly in the second and third quarters, and averaged only 69% for the year. Various changes to mill operating procedures were made during the year and recovery from sulphides improved to 74% for the fourth quarter.

Direct unit cash costs increased in 2004 by 11% over 2003 levels. Major contributors to this increase were a 56% increase in the cost of diesel fuel and a 52% increase in reagent costs as a result of trying to improve the recovery of gold from the sulphides coupled with a rigorous program of detoxifying the mill discharge to the tailings area. These two categories constituted 40% of the total direct costs at the Sadiola operations in 2004. During the fourth quarter, an ore stockpile was written down from $10.3 million to $4.7 million due to contamination with hard, sub-marginal material.

Additions to fixed assets at Sadiola in 2004 were $7.1 million (2003 – $4.3 million; 2002 – $10.4 million) and were expended on a variety of capital projects. Exploration expenditures in 2004 were $9.2 million (2003 - $7.9 million; 2002 - $6.2 million), $5.1 million (2003 - $3.3 million; 2002 - $2.0 million) of which was spent on the deep sulphide project and $3.9 million (2003 - $3.9 million; 2002 - $3.9 million) was spent on oxide programs.

During 2004, $45.0 million (2003 - $41.0 million; 2002 – $20.0 million) of profit distributions were paid to shareholders. The Company’s share of these distributions was $17.1 million (2003 - $15.6 million; 2002 - $7.6 million). Cash balances at Sadiola as at December 31, 2004 were $12.7 million (2003 - $30.5 million; 2002 - $16.5 million).

For 2005, Sadiola is expected to produce 435,000 ounces of gold at a total direct cash cost of $255 per ounce and a total cash cost, as defined by the Gold Institute, of $270 per ounce. For 2005, oxide ore will constitute a greater proportion of feed to the mill. While the recovery of gold from oxides is on the order of 95% and they are less expensive to process than sulphides, their grades are also lower. Overall, feed grade to the mill in 2005 is expected to be on the order of 2.8 g/t and recoveries are expected to average 87%.

Yatela Mine (IAMGOLD interest – 40%)

A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results

100% Basis

	2004					2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	6,010	3,680	2,170	3,840	15,700	18,730	15,910
Marginal ore mined (000t)	450	440	410	450	1,750	1,120	600
Ore mined (000t)	960	840	690	1,180	3,670	2,270	2,290
Total material mined (000t)	7,420	4,960	3,270	5,470	21,120	22,120	18,800
Strip Ratio*	6.7	4.9	3.7	3.6	4.7	8.7	7.2

Ore crushed (000t)	640	760	640	830	2,870	2,590	2,810
Head grade (g/t)	3.6	3.4	3.6	3.2	3.4	2.8	3.6
Gold stacked (oz)	74	81	73	86	314	236	327

Gold production - 100% (000 oz)	51	62	59	70	242	218	269
Gold sales - 100% (000 oz)	46	71	59	65	241	222	265

Gold revenue (US$/oz)**	405	395	402	438	410	361	311
Direct cash costs (US$/oz)	335	283	225	286	281	249	168
Production taxes (US$/oz)	22	28	25	25	25	23	19
Total cash costs (US$/oz)	357	311	250	311	306	272	187
Accounting adjustments (US$/oz)***	(72)	(61)	(11)	(32)	(43)	(28)	(10)
GI cash cost (US$/oz)	285	250	239	279	263	244	177

GI cash cost (US$000)	14,536	15,487	14,219	19,440	63,684	53,248	47,589
IMG share - 40% (US$000)	5,815	6,195	5,688	7,776	25,474	21,299	19,036
GAAP Reconciling items (US$000)****	(619)	1,266	(105)	(1,460)	(918)	(202)	612
Mining expense (US$000)	5,196	7,461	5,583	6,316	24,556	21,097	19,648

*                                         Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**                                  Gold revenue is calculated as gold sales divided by ounces of gold sold.

***                           Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.

****                    GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: “Asset Retirement Obligations.”

Gold revenue at Yatela averaged $410 per ounce in 2004 compared to $361 per ounce in 2003 and $311 per ounce in 2002. The mine had no exposure to any financial instruments over the reporting periods.

Production in 2004 totalled 242,000 ounces, 11% higher than in 2003 when a severe rainy season disrupted production, but 10% lower than 2002. Poor availability of mining equipment and a thirteen day strike by the unionized employees of the mine contractor in the fourth quarter adversely affected gold production in 2004. Mining of the Alamoutala satellite deposit was effectively completed during the year.

Direct unit cash costs increased by 13% in 2004 over 2003. The cost of diesel fuel increased from $1.1 million in 2002 and $1.4 million in 2003 to $8.4 million in 2004 primarily due to price increases and increased usage due to the longer haulage distance from the Alamoutala pit to the crusher plant. Reagent and supplies costs increased by 77% over 2003 levels primarily due to increased cement usage and cost. All crushed ore in 2004 was stacked on first lifts of the leach pad and first lifts require the addition of more than twice the amount of cement than second lifts. The unit cost for cement was higher in 2004 as cement is purchased in the local currency, CFA, which appreciated substantially during the year relative to the US dollar.

Capital expenditures at Yatela totaled $7.2 million (2003 - $13.6 million; 2002 - $8.7 million). The largest expenditure was $4.5 million (2003 - $3.4 million; 2002 - $4.5 million) for the expansion of leach pads.  Exploration expenditures were $1.1 million (2003 - $1.1 million; 2002 - $0.6 million) and $0.1 million (2003 - $5.7 million; 2002 - $0.5 million) was spent on the development of Alamoutala. The remaining $1.5 million (2003 - $1.2 million; 2002 - $3.1 million) was spent on various small capital projects.

During 2004, principal repayments on loans provided to construct the project totaled $2.4 million (2003 - $11.3 million; 2002 - $18.5 million). The Company did not receive any of these repayments (2003 - $3.5 million; 2002 – $6.5 million) as all repayments in 2004 were to third party debt providers. Total project loans that remain outstanding at year-end 2004 total $77.1 million (2003 - $76.9 million; 2002 - $85.5 million). After the project investment is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

Cash balances at Yatela as at December 31, 2004 were $15.7 million (2003 - $4.5 million; 2002 - $9.2 million).

For 2005, Yatela is expected to produce 250,000 ounces of gold at a total direct cash cost of $230 per ounce and a total cash cost, as defined by the Gold Institute, of $295 per ounce. The major risk to the achievement of this forecast is the performance of the mining contractor whose contract expires mid-year. Efforts will be made to extend the contract along the lines recently negotiated with the same contractor for the Sadiola operations.

WORKING INTERESTS

	2004					2003
(US$ 000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Tarkwa	$2,187	$1,506	$1,304	$2,744	$7,741	$6,739
Damang	1,929	1,442	927	1,110	5,408	2,911
Earnings from working interests	$4,116	$2,948	$2,231	$3,854	$13,149	$9,650

As a result of the business combination with Repadre Capital Corporation (“Repadre”) in January 2003, the Company owns an 18.9 percent interest in each of two Ghanaian registered company, Gold Fields Ghana Limited (“GFGL”) and Abosso Goldfields Limited (“Abosso”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited (“Gold Fields”) owns a 71.1 percent interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10 percent interests in each mine. Gold Fields is the operator at both mines.

The Company records on its consolidated statement of earnings the proportionate share of the profits from its working interests in the Tarkwa and Damang mines. The two working interests are recorded on the balance sheets at their fair values acquired at the time of the business combination with Repadre.

Earnings improved in 2004 by 15% over 2003 for Tarkwa and by 86% for Damang. The improvement is primarily attributable to higher realized prices for gold. The Company’s share of the amortization and depreciation expense recorded in the determination of the above earnings was $7.2 million (2003 - $6.5 million).

Tarkwa Mine (IAMGOLD interest – 18.9%)

A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results

100% Basis

	2004					2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total#
Waste mined (000t)	11,780	14,200	16,310	13,300	55,590	31,640	27,600
Marginal ore mined (000t)	100	100	210	520	930	240	300
Ore mined (000t)	4,390	4,220	4,260	4,870	17,740	16,600	15,430
Total material mined (000t)	16,270	18,520	20,780	18,690	74,260	48,480	43,330
Strip Ratio*	2.7	3.4	3.9	2.8	3.2	1.9	1.8

Ore crushed (000t)	4,160	3,840	4,090	4,910	17,010	15,570	15,105
Head grade (g/t)	1.4	1.4	1.3	1.2	1.3	1.4	1.6
Gold stacked (000 oz)	193	179	175	158	705	698	753
Expected yield (%)	73	74	81	82	78	74	76

Gold production & sales - 100% (000 oz)	137	123	125	168	553	555	524

Gold revenue (US$/oz)**	407	395	401	434	411	358	304
Direct cash costs (US$/oz)	244	269	274	220	249	201	194
Production taxes (US$/oz)	12	12	12	13	12	11	9
Total cash costs (US$/oz)	256	281	286	233	261	212	203
Gold-in-process adjustments (US$/oz)	(8)	(20)	(25)	3	(11)	12	(16)
GI cash cost (US$/oz)	248	261	261	236	250	224	187

Gold revenue less GI cash cost (US$000)	21,720	16,426	17,466	33,249	88,861	74,346
IMG share – 18.9% (US$000)	4,105	3,105	3,301	6,284	16,795	14,052
GAAP Reconciling items (US$000)***	(1,918)	(1,599)	(1,997)	(3,540)	(9,054)	(7,313)
Earnings from working interest (US$000)	2,187	1,506	1,304	2,744	7,741	6,739

*                               Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**                        Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

***                 GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#                               Shown on a pro forma basis for 2002 as the acquisition of Repadre occurred in January 2003.

The Company’s average gold revenue at Tarkwa was $411 per ounce in 2004, $1 above the average spot price of $410 per ounce. The Company’s average gold price in 2003 and 2002 was slightly less than the spot price for gold in those years due to the amortization of losses associated with historical hedges. The mine had no exposure to any financial instruments (including gold price hedges) during the year, and has no financial instruments in place for the future.

During the year, the Tarkwa operations moved from the use of a contractor to mine the ore and waste to the use of new company-owned equipment operated by Tarkwa employees. The transition was effected very smoothly with the contractor being fully demobilized in September. With the new fleet of mining equipment, record levels of waste mining were achieved and unit mining costs were at or below expected levels. The project was implemented on time and at its budgeted cost of $75 million.

In 2003, the decision was made to construct a CIL mill at the Tarkwa operations to supplement the gold production from the heap leach pads. Construction of the mill was completed in the fall of 2004 two months ahead of schedule and, by the end of the year, the mill had reached commercial production levels. The final cost of the mill is expected to be on the order of $98 million, somewhat over its budget of $85 million, primarily due to the higher price of equipment not sourced in US dollars.

Gold production at Tarkwa was the same in 2004 as 2003 and up 6% from 2002. The heap leach operation was relatively stable during the year and the new mill contributed 28,000 ounces to production in the fourth quarter. Direct cash costs increased in 2004 due to the record levels of waste being mined. As a result, direct unit cash costs increased by 24% over 2003 but unit costs will drop significantly in 2005 as the mill contributes to overall gold production.

Total capital expenditures at Tarkwa in 2004 were $160.4 million, $72.1 million of which was spent on the construction of the new mill, $67.2 million was spent on the new mining fleet, $2.2 million was spent on leach pad expansions and $18.9 million was spent on various smaller capital projects.

During 2004, a $20 million profit distribution was paid to the mine shareholders. The Company’s share of these distributions was $4 million.  The Company remitted $28.2 million to the mine as its share of a cash call for the construction of the mill and the purchase of the new mining fleet. Cash balances at Tarkwa as at December 31, 2004 were $61.1 million. Cash balances are well in excess of needs, and the excess is expected to be used to repay shareholder loans and for dividends in the near term.

For 2005, Tarkwa is expected to produce 750,000 ounces of gold at a total direct cash cost of $210 per ounce and a total cash cost, as defined by the Gold Institute, of $225 per ounce. This production level is 35% greater than in 2004 as production from the new CIL mill is expected to be on the order of 240,000 ounces.

Damang Mine (IAMGOLD interest – 18.9%)

A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results

100% Basis

	2004					2003	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total#
Waste mined (000t)	2,570	2,290	1,490	1,100	7,450	12,250	12,120
Ore mined (000t)	1,410	1,340	1,260	810	4,820	5,250	4,300
Total material mined (000t)	3,980	3,630	2,750	1,910	12,270	17,500	16,420
Strip Ratio*	1.8	1.7	1.2	1.4	1.5	2.3	2.8

Ore milled (000t)	1,300	1,390	1,340	1,350	5,390	5,080	4,290
Head grade (g/t)	2.0	2.1	1.8	1.7	1.9	2.1	2.3
Recovery (%)	90	90	90	91	90	91	90

Gold production & sales - 100% (000 oz)	78	83	69	66	296	303	287

Gold revenue (US$/oz)**	406	395	399	432	407	362	309
Direct cash costs (US$/oz)	210	200	212	218	210	215	211
Production taxes (US$/oz)	12	12	12	13	12	11	9
Total cash costs (US$/oz)	222	212	224	231	222	226	220
Gold-in-process adjustments (US$/oz)	(5)	(6)	13	(3)	(1)	4	6
GI cash cost (US$/oz)	217	206	237	228	221	230	226

Gold revenue less GI cash cost (US$000)	14,764	15,572	11,154	13,576	55,066	39,709
IMG share - 18.9% (US$000)	2,790	2,943	2,108	2,566	10,407	7,505
GAAP Reconciling items (US$000)***	(861)	(1,501)	(1,181)	(1,456)	(4,999)	(4,594)
Earnings from working interest (US$000)	1,929	1,442	927	1,110	5,408	2,911

*                               Strip ratio is calculated as waste divided by full-grade ore.

**                        Gold revenue is calculated as gold sales divided by ounces of gold sold.

***                 GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#                               Shown on a pro forma basis for 2002 for 11 months only as Repadre was acquired by IAMGOLD in January 2003 and Repadre acquired its Damang interest in February 2002.

In general, the Damang operation continued to perform at or above expected levels.

The average gold sales price at Damang was $407 per ounce in 2004 compared to the average spot price of $410 per ounce. The mine had no exposure to any financial instruments (including gold price hedges) during the year, and has no financial instruments in place for the future.

Gold production for 2004 was only slightly below the level achieved in 2003 despite a 10% drop in head grade. On a quarterly basis, however, the negative impact of the depletion of the higher grade ores from the main pit was noticeable as gold production adjusted throughout the year to lower grade mill feed from stockpiled ore. The lower grades for mill feed in the future will present the largest challenge to the Damang operation in terms of production and unit cost levels. Gold production at Damang for 2002 is not directly comparable to 2003 as it is for an eleven month period only.

Despite the lower grades, per ounce direct and Gold Institute cash costs were slightly below the levels achieved in 2003 and 2002. In fact, unit costs were the best achieved of the four mines in which the Company holds an interest, a remarkable achievement for the Damang employees.

Total capital expenditures at Damang in 2004 were $6.4 million for a variety of small capital projects. Exploration over the last two years has totaled $5.0 million and has been successful in identifying mineral resources at a number of satellite deposits and at the bottom of the main pit. As a result of these successes, it is expected that the Damang operation will continue for at least five more years although at lower gold production rates due to lower grades of ore processed.

During 2003, shareholder loans were fully repaid and the first dividend of $25 million (100% basis) was declared in 2004. The Company’s share of this dividend was $4.7 million. Cash balances at Damang as at December 31, 2004 were $34.3 million. As with Tarkwa, cash balances are well in excess of needs and the excess is expected to be declared as dividends in the near future.

For 2005, Damang is expected to produce 230,000 ounces of gold at a total direct cash cost of $300 per ounce and a total cash cost, as defined by the Gold Institute, of $325 per ounce. The production decrease is attributable to the processing of lower grade ores as the higher grade ores have been depleted.

ROYALTY INTERESTS

	2004					2003
(US$ 000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total
Gold royalties
Revenue	$537	$664	$651	$990	$2,842	$2,370
Amortization	331	419	449	658	1,857	1,586

Diamond royalties
Revenue	990	1,518	1,788	2,071	6,367	2,134
Amortization	521	805	944	1,095	3,365	1,129
Earnings from royalty interests	$675	$958	$1,046	$1,308	$3,987	$1,789

Royalty revenues from gold operations were recorded in 2004 and in 2003 from the following royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, which ceased operations during 2004; the Magistral mine in Mexico, which began operations during 2003; and the Don Mario mine in Bolivia, which began operations in 2003.  The Company expects royalty income for 2005 from these mines, excluding the Vueltas del Rio mine, to be at comparable levels to 2004.

Royalty income in 2004 from the Diavik project, which recorded its initial sales during 2003, was $6.4 million, a 200% increase from 2003. The recorded amount for royalty income is based upon sales during the year. For 2005, royalty income from the Diavik mine will further increase as full production levels are achieved for an entire year.

Royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values at the time of the business combination with Repadre Capital Corporation, which is amortized over the expected production remaining at those operations.

EXPLORATION PROPERTIES

During 2004, the Company spent $7.8 million (2003 - $5.5 million; 2002 - $6.1 million) to advance various exploration properties in South America, West Africa and Canada. All exploration expenditures, outside of operating mines, were expensed.

Ecuador

Total exploration spending was $2.7 million in 2004 (2003 - $2.1 million; 2002 - $1.5 million).

At IAMGOLD’s 100% owned Quimsacocha property, 14,000 metres of diamond drilling in 45 holes were completed in the D1 and Loma Larga zones. Gold, silver and copper mineralization has been intersected in thick, sub-horizontal layers and in narrow, sub-vertical zones. This mineralization has been shown to exist beneath an area of at least 1,000 metres by 500 metres. Drilling in 2005 (21,000 metres diamond drilling as part of a $3.9 million budget for Quimsacocha) will consist of infill drilling in the D1 and Loma Larga zones with the objective of outlining an inferred resource as well as testing additional targets.

The Condor JV with Gold Fields in the south of Ecuador drill-tested the Canicapa property. The results were not encouraging and Gold Fields withdrew from the JV.

IAMGOLD independently carried out further drilling at El Mozo, a property that was formally included in the Condor JV. Results were not encouraging and the property was returned to the owner.

Argentina

Total exploration spending was $1.7 million in 2004 (2003 - $1.2 million; 2002 - $1.7 million).

Barrick Gold drilled 16 holes on the Los Menucos JV, testing targets at Dos Lagunas and Cerro de la Mina. Barrick considered that these and other untested targets do not offer the size potential that it requires and it withdrew from the JV in January 2005. IAMGOLD plans to drill two targets at Los Menucos this year.

The first drill testing of Canadon del Moro vein system was carried out by the Company in 2004 and the high silver values that were intersected will be followed-up with further drilling in 2005.

Drill results at the Aguas Calientes property were not encouraging and IAMGOLD withdrew from this JV in 2004.

IAMGOLD plans to spend $1.2 million in exploration in Argentina in 2005.

Brazil

Total exploration expenditures amounted to $1.2 million in 2004 (2003 - $0.8 million; 2002 - $1.1 million).

At the Tocantins project, a 50/50 JV between the Company and AngloGold Ashanti, 2,000 metres of diamond drilling (eight holes) were carried out at the Chapada prospect in order to test for deeper, high grade ore shoots. Mineralized veins were intersected but the grades and thicknesses were insufficient to warrant follow-up. AngloGold Ashanti has decided not to fully fund its portion of the JV in 2004 and its interest in the project will be diluted down during the course of the year.

At Gandarela, where AngloGold Brazil was earning into the Company’s project, extreme technical difficulties with the drilling continued to be experienced throughout the year. As a result, AngloGold failed to complete the 6,000 metre drill program and is withdrawing from the project.

In the state of Rio Grande do Sul, properties have been acquired by the Company and drill targets have been identified which will be tested in 2005. Exploration expenditures in Brazil in 2005 will be $1.1 million.

Peru

In 2004, the Company’s contribution to this 50/50 JV with International Minerals Corporation was $0.1 million.

During the course of the year, a number of properties were identified as having potential and they were acquired by the JV. In 2005, work will be carried out in order to advance at least one of these properties to the drill stage. The Company’s 2005 contribution to this work will be $0.2 million.

Senegal

Total exploration spending in 2004 was $1.3 million (2003 - $1.1 million; 2002 - $1.3 million).

The Company commenced a 3,000 metre diamond drill program in 2004 on the Bambadji project but was unable to complete it before the onset of the rainy season. The remaining 1,900 metres of drilling, as well as a minimum 10,000 metre RAB drill program, will be completed in 2005.

New conventions on the Bambadji and Daorala-Boto properties were signed by the government in 2004, as well as conventions on the Safa and Saroudia properties.

The exploration budget for Senegal in 2005 is $1.8 million.

Mali

Total exploration expenditures amounted to $0.2 million in 2004 (2003 - $nil; 2002 - $nil).

The data from an airborne geophysical survey over southern Mali was purchased and integrated with existing geological, geo-chemical and geophysical data in the Company’s possession. On this basis, two exploration prospecting permits have been applied for.

The budget for Mali in 2005 is $0.6 million.

Canada

Total expenditure in 2004 was $0.5 million (2003 - $nil; 2002 - $nil).

The Company was earning into Rubicon Minerals’ Avalon project in Newfoundland. A 2,000 metre diamond drill program (seven holes) was completed on two prospects. Results were not encouraging and the Company withdrew from the project.

ADMINISTRATION AND OTHER COSTS

Corporate administration expenses in 2004 were $8.1 million (2003 - $7.6 million; 2002 – $3.5 million). The increase for 2003 and 2004 is primarily attributable to the larger organization that resulted from the acquisition of Repadre in January, 2003. The 2004 expense also includes $1.6 million of non-cash charges relating to new accounting rules that require expensing the estimated cost of share options granted to employees. The 2003 expense includes $1.0 million of restructuring charges related to the acquisition of Repadre.

The Company incurred a total of $11.2 million in 2004 in relation to corporate transaction costs. On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. The arrangement was terminated in July following a vote of IAMGOLD shareholders and a total of $3.6 million was charged against earnings for advisory, legal and due diligence expenses incurred in respect of this transaction. On May 27, 2004, Golden Star Resources Ltd. announced an unsolicited take-over bid for IAMGOLD. On August 15, 2004, the bid lapsed and $4.6 million has been charged against earnings for costs associated with this unsolicited offer. On August 15, 2004, the Company announced that it had reached agreement with Gold Fields Limited to acquire all of Gold Fields’ mining assets located outside of the South African Development Community. Shareholders of Gold Fields voted against the transaction in December 2004 and the agreement was terminated. A total of $3.0 million has been charged against earnings in respect of this transaction.

In 2002, the Company accrued a $2.9 million expense item as a result of the court decision in the litigation suit with Kinbauri Gold Corporation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri’s legal costs. Both parties appealed the judgment. The appeals were heard in November, 2004, and the original judgement was upheld.  As a result of the passage of time, an additional $0.4 million in interest charges has been provided in respect of this litigation and payment has been remitted.  The Company believes full provisions have been made for all current and future costs and payments associated with the Kinbauri litigation.

In the fourth quarter of 2004, the Company exchanged its effective 2.5% gross royalty interest in Rex Diamond’s South African diamond mines along with a receivable from Rex for 1,100,000 common shares of Rex.  The shares were valued on the balance sheet at their fair market value at December 23, 2004 when the transaction was ultimately closed and a total write-down of $405,000 was recorded in respect of this transaction.

Foreign exchange losses were $2.6 million in 2004 (2003 - loss of $0.6 million; 2002 - gain of $0.05 million). The Cdn$/US$ exchange rate at the beginning of 2004 was 1.30 and strengthened throughout the year to end at 1.20. The 2004 foreign exchange loss is primarily made up of a non-cash loss due to the translation of the Company’s Canadian-based future tax liability into U.S. dollars. In 2003, a foreign exchange loss of $3.0 million on the Company’s Canadian-based future tax liability was offset by gains of $2.4 million generated on translation of the Company’s Canadian dollar cash balances into U.S. dollars. Canadian dollar cash balances were substantially lower in 2004 as a result of dividends being paid to shareholders and the majority of the $11.2 million corporate transaction costs being incurred in Canadian dollars. Canadian dollar cash balances were higher in 2003 compared to 2002 as a result of the acquisition of Repadre.

Corporate investment income of $2.0 million (2003 - $2.4 million; 2002 - $0.5 million) resulted primarily from the sale of a loan receivable from Combined Metals Reduction Company for $1.8 million.

INCOME TAXES

An overall income tax recovery of $0.2 million was recorded for 2004 (2003 - $1.8 million expense; 2002 - $3.5 million expense). Current income tax, in the amount of $3.7 million for 2004 (2003 - $4.6 million; 2002 - $3.0 million), is primarily composed of $3.1 million (2003 - $4.3 million; 2002 - $3.0 million) of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. The five-year tax holiday at the Sadiola operations ended March 1, 2002 while Yatela’s five-year tax holiday ends July 3, 2006. The future tax recovery of $3.9 million for 2004 (2003 - $2.9 million; 2002 - $0.5 million expense) is primarily a result of Canadian corporate administration and transaction costs being in excess of Canadian taxable revenues.  In 2003 and 2002, a future tax recovery of $3.2 million and $0.4 million respectively was recorded relating to reduced estimates of Sadiola profits attributable to Canada.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

WORKING CAPITAL

The Company’s consolidated working capital position at December 31 is set out below (in $ millions):

	2004	2003
Working Capital	$102.6	$118.5
Current Ratio	5.7	5.3

Cash

Consolidated cash balances totaled $37.4 million at year-end 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

	2004	2003
Joint venture cash	$11.1	$13.5
Corporate cash	26.3	53.2
Total	$37.4	$66.7

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash in 2004 decreased by $26.9 million (2003 increased by $47.4 million; 2002 decreased by $8.2 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2004	2003	2002
Inflows
Sadiola cash receipts	$17.1	$15.6	$7.6
Royalties received, net of withholding taxes	8.2	4.3	—
Damang cash receipts	4.7	6.6	—
Proceeds from sale of marketable securities and loans receivable	1.8	3.0	—
Share issuances, net of share issue costs	1.1	8.3	21.2
Interest income	0.9	0.9	0.4
Net cash acquired from Repadre	—	34.2	—
Yatela cash receipts, net of repayments to AngloGold	—	3.5	6.5
Foreign exchange gain on cash balances	—	2.4	—
Tarkwa cash receipts	4.0	4.0	—
Proceeds from sale of gold bullion	—	—	1.5
Other	—	—	0.5
	$37.9	$82.8	$37.7

	2004	2003	2002
Outflows
Tarkwa cash calls	$28.2	$2.7	$—
Corporate transaction costs	11.2	—	—
Exploration and exploration administration	7.8	5.5	6.1
Corporate administration	6.8	7.3	3.5
Dividends paid	6.7	2.5	2.3
Kinbauri settlement	3.4	—	—
Foreign exchange loss on cash balances	0.2	—	—
Gold bullion purchase	—	16.2	32.0
Investment and merger transaction costs	—	—	0.8
Yatela project funding	—	—	0.7
Other	0.5	1.2	0.5
	64.8	$35.4	$45.9
Net inflow (outflow)	$(26.9)	$47.4	$(8.2)

Gold Bullion

At the end of 2004, the Company held 146,648 ounces (2003 - 144,743 ounces) of gold bullion with an average cost of $328 per ounce (2003 - $327 per ounce) resulting in a total cost base of $48.1 million (2003 - $47.3 million) and a total market value of $63.9 million @ $436 per ounce. (2003- $60.4 million @ $417 per ounce).

Other Working Capital Items

Current accounts receivable increased by $5.9 million in 2004 (2003 - $4.0 million increase). For 2004, $2.2 million of the increase relates to delayed rebates due from the Government of Mali on diesel fuel purchases and reimbursable value added tax. An additional $2.0 million of the increase is the Company’s proportional share of a contingent deposit paid to the Government of Mali in early 2004 in respect of disputed income taxes for the years 2000 through 2002. $0.3 million (2003 - $1.6 million) of the increase relates to receivables from royalty interests. Current accounts payable decreased by $5.5 million during 2004 (2003 - $10.5 million increase) and constituted a use of joint venture and corporate cash.

FINANCIAL INSTRUMENTS

The Company’s functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure. There are no financial instruments in place for the Sadiola, Yatela, Tarkwa or Damang mines and there are no plans to put any financial instruments in place at this time.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations is presented in tabular form below (in $ millions).

	Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	10.4	7.0	3.4	—	—
Operating lease obligations	0.7	0.3	0.4	—	—
Purchase obligations	11.6	10.9	0.7	—	—
Rehabilitation	8.9	0.9	1.5	2.4	4.0
Total contractual obligations	31.6	19.1	6.0	2.4	4.0

Long-Term Debt

The Company’s long-term loans payable at December 31, 2004 of $10.4 million (2003 - $11.3 million; 2002 - $13.1 million) relate to loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2004, the Company did not make any principal repayments to AngloGold (2003 - $1.8 million; 2002 - $2.0 million).

Lease Obligations

The majority of the Company’s lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

The Company does not have any material direct purchase obligations. The major indirect obligations relate to board approved capital expenditures at the Sadiola and Yatela mines at the joint venture level. Any purchase contracts associated with these expenditures normally contain standard termination clauses which may reduce overall commitment level.

Asset Retirement Obligations

The amounts indicated in the table above are the Company’s share of the estimated decommissioning and rehabilitation costs that will be incurred at the Sadiola and Yatela mines. The timing of the expenditures is dependant upon the actual life of mine achieved.

RELATED PARTY TRANSACTIONS

During 2004, the Company obtained management and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 (2003 - $417,000; 2002 - $466,000). The amounts are included in corporate administration expense.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19, to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

MINERAL RESERVES AND MINERAL RESOURCES

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

MINING, WORKING AND ROYALTY INTERESTS

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $350 per ounce. No interests were identified as impaired.

IMPAIRMENT OF GOODWILL

The carrying value for the goodwill on the balance sheet is tested at least annually for impairment. Goodwill arising from the acquisition of Repadre in 2003 has been allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit. The fair values of these reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined. No portion of goodwill was identified as impaired in 2004.

DEPRECIATION, AMORTIZATION AND DEPLETION

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis. Equipment at the mining operations is usually depreciated over its estimated useful life on a straight-line basis. The reserve and resource estimates for the operation in question are the prime determinants of the life of the mine and the units-of-production for that mine. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account. In general, an open-pit orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. An underground mine or open pit mine, where additional proven and probable mineral reserves are likely to be reported over the near to medium term, may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves. Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the life of the operation.

ASSET RETIREMENT OBLIGATIONS

The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated.

At Sadiola, decommissioning and rehabilitation expenses are estimated to total $9.6 million. The Company’s share is 38% or $3.6 million. At Yatela, decommissioning and rehabilitation expenses are estimated to total $7.4 million. The Company’s share is 40% or $3.0 million. At December 31, 2004, the Company has recorded a liability of $5.5 million, representing the discounted value of these obligations.

The amounts estimated for Tarkwa and Damang are $28.0 million and $8.2 million respectively. The Company’s share of amounts recorded at Tarkwa and Damang are not shown on the Company’s balance sheet as these interests are equity accounted.

INCOME TAXES

At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

CHANGES IN CANADIAN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004 the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. As a result, the Company has increased opening retained earnings as at January 1, 2004 by $0.6 million.

STOCK-BASED COMPENSATION

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 (“Section 3870”). Section 3870 requires all stock-based compensation to be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

DEPRECIATION, DEPLETION AND AMORTIZATION

The Company’s accounting policy for depreciation and depletion of mining interests is to amortize the related capital for a given mining interest over the estimated economic life of the mining property. Historically for the Sadiola and Yatela operations and consistent with the accounting practice of the operator at the minesite, the economic lives for both mines were estimated to end in 2007 and mining capital was depreciated on a straight-line basis to those points in time. With continued exploration success at Sadiola, the mineral reserves at that operation have increased to the point that the mine life is now expected to extend to at least 2010. The Yatela mine is still expected to close in 2007 but rinsing of the heap leach pads may extend gold production into 2008.

In 2003, the Company acquired Repadre whose assets included an interest in the Tarkwa and Damang mines and a portfolio of royalty interests. These assets were and continue to be amortized over their estimated economic lives, but on a units-of-production basis as determined by the mineral reserves and resources at each operation.

To fully harmonize the amortization policy for all Company interests and in light of an extended mine life at Sadiola, the Company is voluntarily adopting a policy of amortizing mining and royalty interests over their economic lives, all as estimated on a units-of-production basis. The Company has chosen the units-of-production basis as it is considered best practice within the mining industry. Adoption of this policy affects the depreciation and depletion being charged against the Sadiola and Yatela operations. The policy is being adopted retroactively for all periods as if the new standard was operative at the start of production at each of Sadiola and Yatela. This requires recalculation of depreciation and depletion for Sadiola from 1996 onwards and for Yatela from 2000 onwards.

The units-of-production chosen for each of Sadiola and Yatela for each time period are the proven and probable mineral reserves existing at each operation at the start of the respective time period. This is best practice and will be continued on a go-forward basis. At Sadiola, there exists a large inferred mineral resource referred to as the “deep sulphides”.  Although the Company expects the deep sulphides to eventually be converted into mineral reserves, it has not currently included the deep sulphides into its units-of-production calculation pending completion of a favourable pre-feasibility study expected in 2005.

The changes to the income statement and balance sheet resulting from a comparison of the continuation of the historical policy to a change of the amortization policy to a units-of-production basis applied retroactively to all periods, is shown in the tables below.

Income statement effect with a change of amortization policy

(US$ 000’s)	2004	2003	2002
Increase (Decrease) to depreciation expense	$(6,489)	$(6,095)	$(1,933)
Increase (Decrease) to future tax expense	2,057	1,558	1,327
Increase (Decrease) to net earnings	$4,432	$4,537	$606

Balance Sheet effect with a change of amortization policy

(US$ 000’s)	2004	2003	2002
Increase (Decrease) in mining assets	$4,245	$(2,244)	$(8,339)
Increase (Decrease) to future income tax asset (liability)	(1,755)	302	1,860
Increase (Decrease) to ending retained earnings	$2,490	$(1,942)	$(6,479)

The effect of the accounting policy change has no material impact on the financial condition or business practices of the Company.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward-looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

As at March 8, 2005, there were 146.1 million common shares of the Company issued and outstanding.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying financial statements, their presentation and the information contained in the annual report are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the financial statements.

The integrity of the financial report process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgements are required.

The Board of Directors is responsible for ensuring that the management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee consists of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

/s/ Grant A. Edey
Grant A. Edey
Chief Financial Officer
March 7, 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants
Toronto, Canada
March 7, 2005

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

December 31, 2004 and 2003	2004	2003
		(Restated)
		(Note 1)
ASSETS

Current assets:
Cash and cash equivalents	$37,380	$66,675
Gold bullion (market value $63,880; 2003 - $60,394) (note 2)	48,056	47,283
Accounts receivable and other	27,330	21,443
Inventories (note 3)	11,605	10,397
	124,371	145,798
Marketable securities (note 4)	1,285	1,116
Long-term inventory	16,883	12,773
Long-term receivables (note 5, 9)	6,861	7,610
Working interests (note 6)	92,476	59,806
Royalty interests (note 7)	57,219	62,941
Mining interests (note 8)	72,825	85,709
Future income tax asset (note 10)	—	349
Other assets	1,196	1,239
Goodwill (note 17)	74,886	74,886
	$448,002	$452,227

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable & accrued liabilities	$21,809	$27,259

Deferred revenue	—	1,655
Non-recourse loans payable (note 9)	10,437	11,342
Future income tax liability (note 10)	18,464	21,264
Asset retirement obligations (note 11)	5,549	5,961

Shareholders’ equity (note 12):
Common shares (issued: 145,761,646 shares; 2003 - 145,333,845)	343,957	342,208
Share options	5,675	2,138
Share purchase loans (note 13)	(286)	(266)
Retained earnings	42,397	40,666
	391,743	384,746

Contingencies and commitments (note 15)	$448,002	$452,227

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Bill Pugliese	/s/ Joseph F. Conway
Bill Pugliese	Joseph F. Conway
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of U.S. dollars, except per share amounts)

December 31, 2004, 2003 and 2002	2004	2003	2002
		(Restated)	(Restated)
		(Note 1)	(Note 1)
Revenue:
Gold sales	$112,663	$96,607	$89,824
Royalties	9,209	4,504	—
	121,872	101,111	89,824

Expenses:
Mining costs, excluding depreciation and depletion	69,333	56,620	49,020
Depreciation and depletion	20,592	18,385	18,970
Amortization of royalty interests	5,222	2,715	—
	95,147	77,720	67,990
	26,725	23,391	21,834
Earnings from working interests	13,149	9,650	—
	39,874	33,041	21,834
Other expenses (income):
Corporate administration (note 14)	8,135	7,613	3,539
Corporate transaction costs (note 18)	11,224	—	—
Provision for litigation (note 15(a))	371	—	2,900
Exploration	7,813	5,496	6,088
Writedowns	405	—	—
Foreign exchange	2,595	576	(47)
Investment income	(2,044)	(2,421)	(452)
	28,499	11,264	12,028

Earnings before income taxes	11,375	21,777	9,806

Income taxes (recovery) (note 10):
Current	3,689	4,644	3,014
Future	(3,923)	(2,884)	473
	(234)	1,760	3,487

Net earnings	11,609	20,017	6,319

Retained earnings:
Beginning of year, as previously reported	42,023	33,709	30,693
Restatement of opening retained earnings resulting from a change in accounting policy for stock-based compensation (note 1(q))	(2,602)	—	—
Prior period adjustment resulting from a change in accounting policy for depreciation and depletion (note 1(g))	(1,942)	(6,479)	(7,085)
Prior period adjustment resulting from a change in accounting policy for asset retirement obligation (note 1(l))	585	144	(34)
As restated	38,064	27,374	23,574
Dividends ($0.05 (Cdn$0.06) per share; 2003 - $0.05 (Cdn$0.06) per share; 2002 - $0.03 (Cdn$0.05) per share)	(7,276)	(6,725)	(2,519)

Retained earnings, end of year	$42,397	$40,666	$27,374

Basic and diluted earnings per share (note 12(e))	$0.08	$0.14	$0.08

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars, except per share amounts)

December 31, 2004, 2003 and 2002	2004	2003	2002
		(Restated)	(Restated)
Operating activities:
Net earnings	$11,609	$20,017	$6,319
Items not affecting cash:
Earnings from working interests, net of dividends	(4,432)	(5,658)	—
Depreciation, depletion and amortization	25,814	21,191	19,008
Writedown	318	—	—
Deferred revenue	(1,655)	(1,654)	(1,655)
Future income taxes	(3,923)	(2,884)	473
Stock-based compensation	1,577	314	—
Gain on gold bullion	—	—	(67)
Gain on sale of marketable securities and long-term receivables	(1,120)	(1,510)	—
Unrealized foreign exchange losses	1,492	2,995	182
Change in non-cash current working capital	(11,778)	(15)	(6,690)
Change in non-cash long-term working capital	(4,219)	(2,158)	1,367
	13,683	30,638	18,937

Financing activities:
Issue of common shares, net of issue costs (note 12(a))	1,108	8,314	21,227
Dividends paid	(6,725)	(2,519)	(2,306)
Restricted cash	—	—	6,033
Share purchase loan repayments	—	1,469	61
Proceeds from non-recourse loans	—	(9)	374
Repayments of non-recourse loans	(1,207)	(2,002)	(14,258)
	(6,824)	5,253	11,131

Investing activities:
Net cash acquired from Repadre Capital Corporation (note 17)	—	34,232	—
Mining interests	(9,000)	(9,965)	(8,908)
Note receivable	24	785	1,136
Distributions received (paid) from (to) working interests	(28,238)	3,762	—
Gold bullion	(773)	(16,154)	(31,992)
Proceeds from gold bullion sales	—	—	1,481
Proceeds from disposition of marketable securities and long-term receivables	1,833	3,032	—
Other assets	—	(743)	(1,282)
	(36,154)	14,949	(39,565)

Increase (decrease) in cash and cash equivalents	(29,295)	50,840	(9,497)
Cash and cash equivalents, beginning of year	66,675	15,835	25,332
Cash and cash equivalents, end of year	$37,380	$66,675	$15,835

Supplemental cash flow information:
Interest paid	$142	$204	$564
Income taxes paid	$3,893	$4,441	$3,015

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share amounts)

1.                                      SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

(a)         Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. These joint ventures include the Company’s 38% interest in La Société d’Exploitation des Mines d’Or de Sadiola (“Sadiola”) and the Company’s 40% interest in La Société d’Exploitation des Mines d’Or de Yatela (“Yatela”).

(b)         Revenue recognition:

Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

(i)            Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner. Royalty revenue is based upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held.  The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

(ii)        Profits based royalties such as a Net Profits Interests (“NPI”) or a Working Interest (“WI”). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its 18.9% interests in Gold Fields Ghana Limited and the Tarkwa mine (“Tarkwa”) and in Abosso Goldfields Limited and the Damang mine (“Damang”) as working interests.

(c)          Gold bullion:

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(d)         Inventories and long-term inventory:

Gold doré and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are classified as long-term inventory.

Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(e)          Marketable securities:

Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

(f)            Loans receivable:

A loan is classified as impaired when, in management’s opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

(g)         Mining interests, development and exploration properties:

Mining interests represent the capitalized expenditures related to the exploration, development and operation of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Effective January 1, 2004, the Company has adopted a policy of amortizing the capital expenditures related to its mining interests over their economic life using the units-of-production method rather than the previously used time-based straight-line method. The expected units-of-production are re-measured at least annually at the respective mining interest. This change has been applied retroactively with prior periods being restated. The effects of the changes are summarized as follows:

Income statement effect:

(US $000’s)	2004	2003	2002
Increase (Decrease) to depreciation expense	$(6,489)	$(6,095)	$(1,933)
Increase (Decrease) to future tax expense	2,057	1,558	1,327
Increase (Decrease) to net earnings	$4,432	$4,537	$606

Balance Sheet effect:

(US $000’s)	2004	2003	2002
Increase (Decrease) in mining assets	$4,245	$(2,244)	$(8,339)
Increase (Decrease) to future income tax asset (liability)	(1,755)	302	1,860
Increase (Decrease) to ending retained earnings	$2,490	$(1,942)	$(6,479)

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(h)         Royalty interests:

The Company records its royalty interests at cost. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Amortization of producing royalty interests is calculated on a units-of-production basis.

(i)            Impairment of assets:

The Company periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements’ best estimate of undiscounted future cash flows.

If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

(j)            Plant and equipment:

Plant and equipment are initially recorded at cost and depreciated annually on a straight-line basis using rates of 5% to 33%.

(k)         Goodwill:

Goodwill is tested for impairment at least annually. The fair value of each reporting unit that includes goodwill is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined.

(l)            Provision for reclamation and closure:

On January 1, 2004, the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

	2004	2003	2002
Increase in mining assets, January 1	$3,028	$3,671	$3,986
Increase in asset retirement obligation, January 1	2,443	3,527	4,020
Increase (decrease) in opening retained earnings, January 1	$585	$144	$(34)

(m)      Translation of foreign currencies:

The functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

(n)         Fair values of financial instruments:

The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), accounts receivable and other, and accounts payable and accrued liabilities in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

(o)         Hedging:

The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

(p)         Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

(q)         Stock-based compensation plans:

The Company has three stock-based compensation plans, which are described in note 12.

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-based compensation and other stock-based payments” (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value-based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2,602,000, opening share capital has been adjusted upwards by $173,000 and opening share options has been adjusted upwards by $2,429,000 to reflect the cumulative effect of the change in prior periods.  Prior periods have not been restated.

From January 1, 2002 to December 31, 2003, only the fair value of stock-based compensation granted to non-employees was expensed.

(r)           Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

(s)           Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining interests, goodwill, depreciation and depletion rates, receivables and asset retirement obligations. Actual results could be materially different from those estimates.

2.              GOLD BULLION:

	2004	2003
Ounces held	146,648	144,743
Weighted average acquisition cost ($/oz)	328	327
Acquisition cost	$48,056	$47,283
Dec. 31 spot price for gold ($/oz)	436	417
Dec. 31 market value	$63,880	$60,394

3.              INVENTORIES:

	2004	2003
Gold doré	$4,808	$3,300
Mine supplies	6,797	7,097
	$11,605	$10,397

4.              MARKETABLE SECURITIES:

At December 31, 2004, marketable securities were comprised of:

	Number of Shares Held	Book Value	Market
Cross Lake Minerals Ltd.	806,000	$47	$87
Glencairn Gold Corporation	2,883,550	1,056	1,319
Rex Diamond Mining Corporation (note 7(f))	1,100,000	182	174
As at December 31, 2004		$1,285	$1,580
As at December 31, 2003		$1,116	$2,479

5.              LONG-TERM RECEIVABLES:

	2004	2003
Notes receivable from the Government of Mali (note 9)	$6,611	$6,635
Loans receivable (a)	250	975
	$6,861	$7,610

(a)         In 2003, the Company held a loan to Combined Metals Reduction Company, secured by a first mortgage on Combined Metals’ Gabbs Valley property in Nevada, for an estimated fair value of $725,000.  In 2004, the loan was sold for proceeds of $1,800,000.

The Company holds a loan to Addwest Minerals International Ltd., secured by Addwest’s Gold Road gold property in Arizona. The loan is in default and is recorded on the balance sheet for an estimated fair value of $250,000.

6.              WORKING INTERESTS:

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa”), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 17) at its fair value of $42,742,000. This amount includes an upward purchase price adjustment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang”), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 17) at its fair value of $15,298,000. This amount includes an upward purchase price adjustment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

	Tarkwa	Damang	Total
Balance, January 7, 2003	$42,742	$15,298	$58,040
Investments	2,815	—	2,815
Earnings from working interests	6,739	2,911	9,650
Cash received	(3,992)	(6,707)	(10,699)
Balance, December 31, 2003	48,304	11,502	59,806
Investments	28,238	—	28,238
Earnings from working interests	7,740	5,409	13,149
Cash received	(3,992)	(4,725)	(8,717)
Balance, December 31, 2004	$80,290	$12,186	$92,476

7.              ROYALTY INTERESTS:

Investments in net royalty interests are:

		2004		2003
		Accumulated	Net Royalty	Net Royalty
	Cost	Amortization	Interest	Interest

Revenue producing royalties
Diavik (a)	$49,446	$4,494	$44,952	$48,317
Don Mario (b)	4,162	850	3,312	3,980
El Limon (c)	1,233	507	726	981
Joe Mann (d)	—	—	—	—
Magistral (e)	3,109	262	2,847	3,018
Rex Diamond (f)	—	—	—	500
Vueltas del Rio (g)	350	350	—	60
Williams Mine (h)	6,203	1,474	4,729	5,432

Non-revenue producing royalties
Dolores (i)	653	—	653	653
	$65,156	$7,937	$57,219	$62,941

Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties’ owners obtaining adequate financing and the development of economic mining operations.

Revenue producing royalties:

(a)         The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

(b)         The Company holds a 3% NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation.

(c)          The Company holds a 3% NSR royalty on the El Limon mining operation in Nicaragua owned by Glencairn Gold Corporation (“Glencairn”), formerly Black Hawk Mining Inc.

(d)         The Company holds a graduated NSR royalty on the Joe Mann mine in northwestern Quebec owned by Campbell Resources Inc. (“Campbell”). The royalty rate varied between 0% and 2.0% dependant upon the gold price until April 2004. At that time, the NSR rate converted to 1% at gold prices at or greater than US$350 per ounce.

(e)          The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Queenstake Resources Ltd. The royalty rate is 1% on the first 30,000 ounces of gold production, 3.5% on the subsequent 350,000 ounces and 1% thereafter. The NSR rate converted to the 3.5% level in March 2004.

(f)            The Company held the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation’s (Rex) properties in South Africa.  In 2004, the Company received 1,100,000 common shares of Rex in exchange for the extinguishment of the royalty and an accounts receivable from Rex.

(g)         The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Defiance Mining Corporation (formerly Geomaque Explorations Ltd.). The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%. Mining at Vueltas del Rio was completed in March 2004, and reclamation activities are now underway at the site.

(h)         The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation.

Non-revenue producing royalties:

(i)            The Company holds a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd.

8.              MINING INTERESTS:

		Accumlated
		depreciation	Net
	Cost	and depletion	value

2004
Plant and equipment	$101,532	$68,233	$33,299
Mining property and deferred costs	99,846	62,251	37,595
Construction in progress	2,248	317	1,931
	$203,626	$130,801	$72,825

2003
Plant and equipment	$98,076	$59,205	$38,871
Mining property and deferred costs	96,998	52,502	44,496
Construction in progress	2,342	—	2,342
	$197,416	$111,707	$85,709

Mining interests are held through:

(a)         A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited (“AngloGold”) (38%), the Government of Mali (“GOM”) (18%) and International Financial Corporation (“IFC”) (6%).

(b)         A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

The GOM interests in Sadiola and Yatela are free and carried interests.

9.              NON-RECOURSE LOANS PAYABLE:

	2004	2003
Yatela - non-recourse project loans	$10,437	$11,342
Note receivable from the Government of Mali, included in long-term receivables (note 5)	6,611	6,635
Net Yatela obligation	$3,826	$4,707

The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate (“LIBOR”) plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela operating cash flows. 15% of Yatela’s project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the Yatela non-recourse project loan.

As at December 31, 2004, a note receivable of $6,611,000 (2003 — 6,635,000), included in long-term receivables, represents the Company’s portion of all funding made on behalf of the GOM’s free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the Company as repayment of the note. The Company’s net obligation for the Yatela project is $3,826,000 (2003 - $4,707,000).

After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

10.       INCOME TAXES:

Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 36% (2003 - 37%; 2002 - 39%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2004	2003	2002

Earnings before income taxes	$11,375	$21,777	$9,806

Income tax provision calculated using statutory tax rates	$4,109	$7,975	$3,787
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(3,852)	(3,358)	114
Earnings in foreign jurisdictions subject to different tax rates	(591)	(3,657)	(1,579)
Resource allowance	(467)	(257)	—
Change in enacted corporate income tax rates	—	429	—
Foreign exchange loss on future tax liability not tax benefited	532	1,364	—
Expenses not tax benefited	727	129	1,132
Other	(692)	(865)	33
	$(234)	$1,760	$3,487

The Company has a net future tax liability of $18,464,000 (2003 - $20,915,000; 2002 - $1,146,000), which is presented on the balance sheet as:

	2004	2003	2002

Future tax asset	$—	$349	$2,164
Future tax liability	(18,464)	(21,264)	(3,310)
Net future liability	$18,464	$20,915	$1,146

The main components that give rise to future tax assets and future tax liabilities are as follows:

	2004	2003	2002

Future tax assets:
Mining assets	$—	$349	$2,164
Other assets	134	148	46
Exploration and development expenses	11,311	10,292	3
Share issue costs	399	577	221
Non-capital losses	7,144	10,142	1,903
Corporate minimum tax credit and losses	221	205	99
Net profits interest	397	—	—
	19,606	21,713	4,436
Future tax liability:
Mining assets	(1,724)	—	—
Royalty interests	(22,966)	(23,410)	—
Net profits interest	—	(2,541)	(5,582)
	(24,690)	(25,951)	(5,582)
	(5,084)	(4,238)	(1,146)
Valuation allowance	(13,380)	(16,677)	—
Net future tax liability	$18,464	$20,915	$1,146

The Company has non-capital loss carry forwards for Canadian income tax purposes of $19,775,000 available to reduce taxable income on or prior to 2011. Approximately $6,000,000 of these non-capital loss carry forwards have not been tax benefited.

The non-capital losses will expire in the following years:

2005	$1,808
2008	2,748
2009	8,189
2010	4,400
2011	2,630
$19,775

11.       ASSET RETIREMENT OBLIGATIONS:

The cost estimates of future asset retirement obligations are based on reclamation standards that meet current regulatory requirements. Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and potential changes in the selected approaches to meet the current or new requirements.

The Company estimates its proportionate share of total future decommissioning and reclamation costs for its mining interests in Mali to be $6,600,000 (2003 — $7,400,000). These estimates are formally reviewed by technical personnel at Sadiola and Yatela every year or more frequently as required by regulatory agencies. The majority of the costs are incurred at the end of the life of the mine, which for purposes of the provision, is based on the current mineral reserve for each mine.

On this basis, the majority of costs are estimated to occur in the period 2008 through 2010 and are discounted at 5% per annum to current period values.

	2004	2003	2002
		(Restated)	(Restated)
Balance, January 1	$5,961	$5,677	$5,367
Accretion expense	298	284	310
Revision to estimated obligation	(710)	—	—
Balance, December 31	$5,549	$5,961	$5,677

12.       SHARE CAPITAL:

(a)          Authorized:

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, January 1, 2002	73,474,358	$96,782
Shares issued for cash, net of issue costs	4,000,000	17,679
Exercise of options	1,769,730	3,828
Issued and outstanding, December 31, 2002	79,244,088	$118,289
Shares issued on acquisition of Repadre (note 17)	62,978,855	212,839
Exercise of options	3,110,902	11,080
Issued and outstanding, December 31, 2003	145,333,845	$342,208
Exercise of options	427,801	1,576
Restatement due to change in accounting policy (note 1q)		173
Issued and outstanding, December 31, 2004	145,761,646	$343,957

(b)         Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant. The original number of shares reserved for the grants of share options was 9,250,000, of which 5,096,127 remains in reserve at December 31, 2004.  Options issued on the acquisition of Repadre (note 17) are excluded from this number.

A summary of the status of the Company’s share option plan as of December 31, 2004, 2003 and 2002 and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2004, 2003 and 2002 were 1.20, 1.30 and 1.58 respectively.

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding, beginning of the year	5,414,535	$5.13	4,983,437	$5.18	6,189,501	$4.41
Granted on acquisition of Repadre (note 17)	—	—	2,712,000	2.65	—	—
Granted	755,000	9.02	880,000	7.60	672,000	7.21
Exercised	(427,801)	3.36	(3,110,902)	3.75	(1,769,730)	3.38
Forfeited	(49,835)	5.65	(50,000)	4.37	(108,334)	3.22
Outstanding, end of year	5,691,899	$5.78	5,414,535	$5.13	4,983,437	$5.18

Options exercisable, end of year	4,227,733	$4.90	4,033,869	$4.50	3,401,770	$5.14

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average	Weighted	remaining	average
Range of	Number	contractural	exercise	number	contractural	exercise
exercise prices	outstanding	life-years	price	exercisable	life-years	price
$ 1.25 - $ 2.00	188,001	5.5	$1.27	188,001	5.5	$1.27
$ 2.01 - $ 3.00	439,000	0.5	2.64	439,000	0.5	2.64
$ 3.01 - $ 4.00	1,243,665	2.9	3.81	1,241,999	2.9	3.81
$ 4.01 - $ 5.00	230,000	2.3	4.70	230,000	2.3	4.70
$ 5.01 - $ 6.00	1,417,400	1.1	5.75	1,417,400	1.1	5.75
$ 6.01 - $ 7.00	25,000	0.3	6.90	25,000	0.3	6.90
$ 7.01 - $ 8.00	1,393,833	7.2	7.55	686,333	6.4	7.53
$ 9.01 - $ 10.00	755,000	4.2	9.02	—	—	—
	5,691,899	3.6	$5.78	4,227,733	2.7	$4.90

(c)          Share purchase plan and share bonus plan:

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution to purchase a maximum of 750,000 common shares and share bonus plan for employees to a maximum of 600,000 common shares.

In 2004, the Company awarded share bonuses totaling 22,172 shares (nil - 2003; nil — 2002) having a value of Cdn$200,000. These shares will be issued and recognized in income equally over 3 years.  In 2004, $76,000 was recorded as compensation expense for these share bonuses. The share purchase plan was inactive in 2004, 2003 and 2002.

(d)         Stock-based compensation:

The Company expenses the fair value of all stock-based compensation granted to non-employees on or after January 1, 2002, and additionally, effective January 1, 2004, to employees and directors (note 1q).  During 2004, $1,501,000 (2003 -$314,000; 2002 - $8,000) was recorded as compensation expense. The amount recorded in 2004 was based on the following:

		Weighted	Weighted
	Number of	average	average
	Options	exercise price	fair value
2002 granted options	657,000	$7.30	$2.70
2003 granted options	830,000	7.60	1.50
2003 modified options	773,332	5.40	2.20
2004 granted options	755,000	9.02	2.07
	3,015,332	$5.05	$1.90

The modified options in 2003 were granted to non-continuing directors and severed employees as a result of the acquisition of Repadre Capital Corporation.

The effect of expensing these options prior to January 1, 2004, on the statement of operations is shown on a pro forma basis in the table below:

	2003	2002
	(Restated)	(Restated)
Net earnings for the year	$20,017	$6,319
Compensation expense related to fair value of employee stock options	2,474	128
Pro forma earnings for the year	$17,543	$6,191
Pro forma earnings per share, basic and diluted	$0.12	$0.08

The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%-5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 years or 8 years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

(e)          Earnings per share:

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings per share computation:

	2004	2003	2002

Numerator:
Net earnings	$11,609	$20,017	$6,319

Denominator (000’s):
Average common shares outstanding	145,592	142,954	76,452

Basic earnings per share	$0.08	$0.14	$0.08

Diluted earnings per share computation:

	2004	2003	2002

Numerator:
Net earnings	$11,609	$20,017	$6,319

Denominator (000’s):
Average common shares outstanding	145,592	142,954	76,452
Dilutive effect of employee stock options	1,975	2,373	1,175

Total average common shares outstanding	147,567	145,327	77,627

Diluted earnings per share	$0.08	$0.14	$0.08

Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2004	2003	2002

Outstanding options (000’s):	755	120	195

13.       SHARE PURCHASE LOANS:

The Company provided a share purchase loan to an officer. At December 31, 2004, the principal amount outstanding of the loan was $286,000 (2003 - $266,000). The principal amount is secured by 140,000 shares of the Company.

14.       RELATED PARTY TRANSACTIONS:

During 2004, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 (2003 - $417,000; 2002 - $466,000). These amounts are included in corporate administration expense.

15.       CONTINGENCIES AND COMMITMENTS:

(a)         The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (“Kinbauri”).

On December 10, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in relation to this judgement in 2002.

The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate. The appeals were heard on April 15, 2004. On November 11th, 2004 the Court of Appeal released its decision, dismissing the Appeal and the Cross-Appeal.

As of December 31, 2004, the Company paid Cdn$4,065,000 in respect of the judgement and has a remaining balance of $802,000 included in accounts payable.

(b)         In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. In 2004, Sadiola paid approximately $5.2 million, of which the Company’s share is $2.0 million, as a deposit towards the assessment. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. As of December 2004, the Department of Taxation has withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.  The Company expects that the majority of the deposit made by Sadiola will be refunded.

(c)          At December 31, 2004, authorized capital expenditures that were yet to be spent at Sadiola and Yatela totaled $30.1 million. The Company’s proportionate share of these authorized expenditures was $11.6 million.

16.       SEGMENTED INFORMATION:

(a)         The Company has identified the following reporting segments. The Company’s share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

	Joint venture and
2004	working interests	Royalties	Corporate	Total

Cash and gold bullion	$11,120	$—	$74,316	$85,436
Other current assets	36,095	—	2,840	38,935
Long-term assets	96,319	72,351	2,730	171,400
Long-term assets related to working interests	152,231	—	—	152,231
	$295,765	$72,351	$79,886	$448,002

Current liabilities	$10,443	$—	$11,366	$21,809
Long-term liabilities	17,710	22,966	(6,226)	34,450
	$28,153	$22,966	$5,140	$56,259

Revenues	$112,663	$9,209	$—	$121,872
Earnings from working interests	13,149	—	—	13,149
Operating costs of mine	66,570	—	—	66,570
Depreciation and amortization	20,592	5,222	78	25,892
Exploration expense	—	—	7,813	7,813
Other expense	5	1,840	20,608	22,453
Interest & investment expense (income), net	2,763	—	(1,845)	918
Income taxes	5,148	(2,056)	(3,326)	(234)
Net earnings (loss)	$30,734	$4,203	$(23,328)	$11,609

	Joint venture and
2003 (Restated)	working interests	Royalties	Corporate	Total

Cash and gold bullion	$13,504	$—	$100,454	$113,958
Other current assets	28,970	—	2,870	31,840
Long-term assets	105,465	78,073	3,330	186,868
Long-term assets related to working interest	119,561	—	—	119,561
	$267,500	$78,073	$106,654	$452,227

Current liabilities	$14,316	$—	$12,943	$27,259
Long-term liabilities	18,958	23,410	(2,146)	40,222
	$33,274	$23,410	$10,797	$67,481

Revenues	$96,607	$4,504	$—	$101,111
Earnings from working interests	9,650	—	—	9,650
Operating costs of mine	57,295	—	—	57,295
Depreciation and amortization	18,385	2,715	94	21,194
Exploration expense	—	—	5,496	5,496
Other expense	9	4,173	3,818	8,000
Interest & investment expense (income), net	(675)	—	(2,326)	(3,001)
Income taxes	6,129	(978)	(3,391)	1,760
Net earnings (loss)	$25,115	$(1,406)	$(3,691)	$20,017

	Joint venture and
2002 (Restated)	working interests	Royalties	Corporate	Total

Cash and gold bullion	$10,052	$—	$36,361	$46,413
Other current assets	26,890	—	353	27,243
Long-term assets	111,812	—	2,362	114,174
	$148,754	$—	$39,076	$187,830

Current liabilities	$8,580	$—	$8,192	$16,772
Long-term liabilities	22,077	—	3,310	25,387
	$30,657	$—	$11,502	$42,159

Revenues	$89,824	$—	$—	$89,824
Operating costs of mine	48,533	—	—	48,533
Depreciation and amortization	18,970	—	38	19,008
Exploration expense	—	—	6,088	6,088
Other expense	(37)	—	6,280	6,243
Interest & investment expense (income), net	487	—	(341)	146
Income taxes	4,040	—	(553)	3,487
Net earnings (loss)	$17,831	$—	$(11,512)	$6,319

(b)         The Company’s $11,120,000 share of cash (2003 - $13,504,000; 2002 - $10,052,000) in the joint ventures is not under the Company’s direct control.

The Company’s share of joint venture cash flows is as follows:

	2004	2003	2002
Cash flows from (used in) operations	$24,899	$33,798	$27,832
Cash flows from (used in) financing	(18,307)	(21,166)	(21,352)
Cash flows from (used in) investments	(8,976)	(9,180)	(7,772)

17.       ACQUISITION:

On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation (“Repadre”) in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options (“Options”). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

Fair Value

Assets and liabilities acquired:

Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886
$218,331

Consideration paid:

Issue of 62,978,855 common shares of the Company	$212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	820
$218,331

18.       CORPORATE TRANSACTIONS:

The Company entered into an arrangement agreement on a proposed business combination with Wheaton River Minerals Ltd. on April 23, 2004. The arrangement was rejected through a shareholder vote held on July 6, 2004. Expenses of $3,662,000 relating to this transaction have been charged to 2004 earnings.

During the tenure of the above transaction, Golden Star Resources Ltd. launched an unsolicited takeover bid for the Company. The unsolicited bid was not successful and $4,580,000 of expenses relating to this transaction were charged to 2004 earnings.

On August 11, 2004, IAMGOLD and Gold Fields Limited (“GFL”) announced a proposed transaction whereby IAMGOLD would acquire all of the international assets of GFL located outside the Southern African Development Community (“SADC”) in exchange for approximately 350 million shares of IAMGOLD. The shareholders of GFL voted against the transaction in December 2004 and the arrangement was terminated. Expenses of $2,981,000 related to this transaction were charged to 2004 earnings.

19.       SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP:

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Statement of earnings

	2004	2003	2002
		(Restated)	(Restated)
Net earnings for the year reported under Canadian GAAP	$11,609	$20,017	$6,219
Earnings from Sadiola and Yatela, under Canadian GAAP, using proportionate consolidation (a)	(17,893)	(15,734)	(18,153)
Equity earnings of Sadiola under U.S. GAAP (a)	12,024	10,913	13,096
Equity earnings of Yatela under U.S. GAAP (a)	6,605	415	3,991
Stock-based compensation (b)	31	(2,422)	(5,399)
Amortization of royalty interests (c)	(561)	(338)	—
Income taxes on above	196	116	—
	12,011	12,967	(146)
Impact of change in accounting policy on adoption of SFAS 143 (iii)	—	411	—

Net earnings, U.S. GAAP	$12,011	$13,378	$(146)

	2004	2003	2002
		(Restated)	(Restated)
Basic and diluted, net earnings per share, U.S. GAAP:

Before impact of accounting policy change	$0.08	$0.09	$—
Impact of accounting policy change	—	—	—
Total basic and diluted	$0.08	$0.09	$—

The effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

	2004	2003	2002
		(Restated)	(Restated)

Shareholders’ equity based on Canadian GAAP	$391,743	$384,746	$145,670
Impact on shareholders’ equity of U.S. GAAP adjustments:
Sadiola equity accounting (a)	(3,007)	(2,559)	(1,550)
Yatela equity accounting (a)	(1,389)	(2,567)	422
Amortization of royalty interests (c)	(899)	(338)	—
Income taxes on above	312	116	—
Other comprehensive income (d)	236	1,086	—
Share purchase loans (e)	—	—	(1,057)
Shareholders’ equity based on U.S. GAAP	$386,996	$380,484	$143,485

(a)         Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)            Deferred development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)        Start-up costs:

U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

(iii)    Asset retirement obligations:

As of January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), with no restatement to prior years. Under Canadian GAAP, the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations” as of January 1, 2004, with prior years restated. 2003 earnings reflects an increase of $411,000 relating to the impact of a change in accounting policy on adoption of SFAS 143.

Pro forma earnings as if the change in accounting policy were applied retroactively is as follows:

	2003	2002

Pro forma net earnings	$12,967	$127
Pro forma earnings per: Basic and diluted	$0.09	$—

(iv)      Financial instruments:

Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under U.S. GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under U.S. GAAP, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company’s proportionate share of the net earnings or loss of the joint ventures, net of amortization of the purchase price adjustment (note 6) and (c) distributions from the joint ventures.

The changes in the Company’s equity method investments pursuant to U.S. GAAP are as follows:

	2004	2003	2002
		(Restated)	(Restated)
Equity method investments, beginning of year	$169,345	$116,965	$113,585
Acquisition of Tarkwa and Damang (note 2)	—	58,040	—
Net earnings	32,026	21,625	17,460
Other comprehensive income	—	—	(245)
Distributions received	(25,816)	(29,820)	(14,170)
Additional investments	27,910	2,535	335
Equity method investments, end of year	$203,465	$169,345	$116,965

The Company’s proportionate share of the summarized balance sheet information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2004
	Tarkwa	Damang	Sadiola	Yatela	Other	Total

Current assets	$27,514	$10,740	$29,414	$17,620	$182	$85,470
Long-term assets, net	74,677	5,748	55,725	36,869	—	173,019
	$102,191	$16,488	$85,139	$54,489	$182	$258,489

Current liabilities	$6,009	$3,000	$6,849	$4,141	$88	$20,087
Long-term obligations and other	15,892	1,302	4,744	12,999	—	34,937
Equity	80,290	12,186	73,546	37,359	94	203,465
	$102,191	$16,488	$85,139	$54,489	$182	$258,489

	2003 (Restated)
	Tarkwa	Damang	Sadiola	Yatela	Other	Total

Current assets	$15,916	$6,606	$32,547	$9,742	$185	$64,996
Long-term assets, net	47,951	7,657	59,904	41,157	—	156,669
	$63,867	$14,263	$92,451	$50,899	$185	$221,665

Current liabilities	$3,523	$1,764	$11,064	$5,621	$87	$22,059
Long-term obligations and other	12,040	997	2,766	14,458	—	30,261
Equity	48,304	11,502	78,621	30,820	98	169,345
	$63,867	$14,263	$92,451	$50,899	$185	$221,665

	2002 (Restated)
	Sadiola	Yatela	Other	Total

Current assets	$25,909	$10,841	$193	$36,943
Long-term assets, net	62,802	40,392	—	103,194
	$88,711	$51,233	$193	$140,137

Current liabilities	$4,082	$3,609	$88	$7,779
Long-term obligations and other	1,574	13,819	—	15,393
Equity	83,055	33,805	105	116,965
	$88,711	$51,233	$193	$140,137

The Company’s proportionate share of the summarized income statement information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2004
	Tarkwa	Damang	Sadiola	Yatela	Other	Total

Revenue	$42,971	$22,799	$62,966	$39,485	$—	$168,221
Expenses (recoveries)	35,231	17,390	50,942	32,880	(248)	136,195
Net earnings (loss)	$7,740	$5,409	$12,024	$6,605	$248	$32,026

	2003 (Restated)
	Tarkwa	Damang	Sadiola	Yatela	Other	Total

Revenue	$37,548	$20,698	$62,967	$31,986	$—	$153,199
Expenses (recoveries)	30,809	17,787	51,820	31,394	(236)	131,574
Net earnings (loss)	$6,739	$2,911	$11,147	$592	$236	$21,625

	2002 (Restated)
	Sadiola	Yatela	Other	Total

Revenue	$55,187	$32,982	$—	$88,169
Expenses (recoveries)	42,091	28,991	(373)	70,709
Net earnings (loss)	$13,096	$3,991	$373	$17,460

(b)         Stock-based compensation:

The Company accounts for its stock based compensation under U.S. GAAP in accordance with FAS No. 123 for non-employees. Effective January 1, 2003, the Company adopted FAS No. 123 prospectively to all awards granted or modified in respect of employees and directors. Prior to 2003, the Company accounted for its stock based compensation for employees and directors under APB 25. Prior to June 2002, the Company had stock appreciation rights which were marked-to-market, resulting in an expense recorded for options granted to directors and employees. The stock appreciation rights were waived by the holders effective July 1, 2002. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 and to directors and employees prior to January 1, 2004 are accounted for as capital transactions when the options are exercised.

If the Company had accounted for its stock-based compensation plan for employees and directors under FAS No. 123 since the original effective date of the statement, the pro forma impact would have been as follows:

	2004	2003	2002
		(Restated)	(Restated)
Net earnings, U.S. GAAP	$12,011	$13,378	$(146)
Add expense already recognized under APB 25	1	28	4,486
Additional expense under FAS No. 123	(95)	(322)	(682)
Pro forma net earnings	$11,917	$13,084	$3,658

Pro forma earnings per share:
Basic and diluted	$0.08	$0.09	$0.05

(c)          Amortization of royalty interests:

Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

(d)         Marketable securities:

Under U.S. GAAP, marketable securities are classified as “available for sale” and are recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

(e)          Share purchase loans:

Under U.S. GAAP, share purchase loans are deducted from shareholders’ equity. Under Canadian GAAP, these loans are recorded as assets in 2002 and as a deduction to shareholders’ equity in 2003.

Balance sheet:

The Company’s balance sheets under U.S. GAAP are presented below:

	2004	2003	2002
		(Restated)	(Restated)
ASSETS

Current Assets:
Cash and cash equivalents	$26,260	$53,171	$5,783
Gold bullion	48,056	47,283	30,578
Accounts receivable	261	319	143
Royalty receivables	2,297	1,658	—
Related party receivables	89	168	184
Corporate tax receivable	—	569	—
Prepaid expenses	192	155	26
	77,155	103,323	36,714
Marketable securities	1,580	2,479	—
Long-term receivable	250	975	—
Equity investments	203,465	169,345	116,965
Royalty interests	56,320	62,603	—
Goodwill	74,886	74,886	775
Fixed and other assets	1,196	1,239	531
	$414,852	$414,850	$154,985
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$821	$737	$966
Accrued liabilities	1,393	1,570	720
Accrued liabilities - AngloGold	995	1,019	1,044
Accrued liabilities - legal settlement	802	2,900	2,900
Dividends payable	7,276	6,708	2,527
Corporate tax receivable	69	—	—
Related party payables	12	7	33
	11,368	12,941	8,190

Future tax liability	16,488	21,425	3,310

Shareholders’ equity:
Common shares	349,736	347,681	120,599
Stock options	9,388	8,789	7,408
Contributed surplus	78	78	78
Share purchase loans	(286)	(266)	(1,057)
Retained earnings	27,844	23,116	16,457
Other comprehensive income	236	1,086	—
	386,996	380,484	143,485
	$414,852	$414,850	$154,985

Statements of comprehensive income:

In June 1997, the Financial Accounting Standards Board in the United States issued FAS No. 130 which established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS No. 130 requires that the Company (i) classify items of other comprehensive income by their nature in the financial statement and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders’ equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2004, 2003 and 2002 would be presented as follows on a U.S. GAAP basis:

	2004	2003	2002
		(Restated)	(Restated)

Net earnings based on U.S. GAAP	$12,011	$13,378	$(146)
Other comprehensive gain:
Marketable securities	(850)	1,086	—
Cash flow hedges	—	—	(245)

Comprehensive income based on U.S. GAAP	$11,161	$14,464	$(391)
Comprehensive income per share, U.S. GAAP:
Basic and diluted	$0.08	$0.10	$(0.01)

Pro forma statement of 2002 earnings (unaudited):

The pro forma revenues and earnings of the Company as if the acquisition of Repadre had occurred on January 1, 2002 would have been as follows:

Pro forma royalty revenues	$1,667
Pro forma equity earnings from investments	$24,997
Pro forma net earnings	$6,251
Pro forma net earnings per share, basic and diluted	$0.04

Statements of cash flows:

The Company’s statements of cash flows under U.S. GAAP are presented below:

	2004	2003	2002
		(Restated)	(Restated)
CASH PROVIDED BY (USED IN):

Operating Activities:
Net earnings, U.S. GAAP	$12,011	$13,378	$(146)
Items not affecting cash:
Depreciation and amortization	5,783	3,147	38
Writedown of marketable securities	318	—	—
Future income taxes	(6,192)	(4,815)	(550)
Equity earnings of investees	(32,026)	(21,624)	(17,460)
Stock compensation	1,469	2,736	5,399
Gain on gold bullion	—	—	(67)
Gain on sale of marketable securities and long-term receivables	(1,120)	(1,510)	—
Unrealized foreign exchange losses	1,492	3,041	—
Net profits interest received from Sadiola	17,100	15,580	7,600
Dividends received from Tarkwa	3,992	3,992	—
Dividends received from Damang	4,725	—	—
Changes in non-cash working capital:
Current receivables	67	(1,056)	(25)
Accounts and related party payables	274	(1,521)	748
Accrued liabilities	(2,300)	825	2,845
Prepaid expenses	(37)	(129)	(11)
	5,556	(12,044)	(1,629)
Financing activities:
Issue of common shares, net of issue costs	1,108	8,314	21,277
Share purchase loans	—	1,469	61
Dividends paid	(6,725)	(2,519)	(2,306)
	(5,617)	7,264	18,982
Investing activities:
Net cash acquired from Repadre Capital Corporation (note 2)	—	34,232	—
Investments in Tarkwa	(28,238)	(2,815)	—
Investments in Yatela	—	—	(335)
Receipts from Damang	—	6,707	—
Receipts from Yatela	328	3,821	6,570
Other assets	—	(743)	(1,282)
Purchase of gold bullion	(773)	(16,154)	(31,992)
Proceeds from sale of gold bullion	—	—	1,481
Proceeds from disposition of marketable securities	1,833	3,032	—
	(26,850)	28,080	(25,558)

(Decrease)Increase in cash and cash equivalents	(26,911)	47,388	(8,205)

Cash and cash equivalents, beginning of year	53,171	5,783	13,988

Cash and cash equivalents, end of year	$26,260	$53,171	$5,783

Supplemental cash flow information:
Income taxes paid	$818	$—	$—

Impact of recent United States accounting pronouncements:

In November 2004, FASB issued Statement No. 151 which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that it will be affected by the application of FAS 151.

In December 2004, FASB issued Statement No. 153 which deals with the accounting for the exchanges of nonmonetary assets and is an amendment of APB Opinion 29. FAS 153 eliminates the exception from using fair market value for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, as defined. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements, under US GAAP.

20.  COMPARATIVE FIGURES:

Certain 2003 and 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

Corporate and Shareholder Information

Officers

William D. Pugliese

Chairman, Director

Joseph F. Conway

President, Chief Executive Officer,

Director

Grant A. Edey

Chief Financial Officer

Larry E. Phillips

Vice President, Corporate Affairs

and Corporate Secretary

Paul B. Olmsted

Vice President,

Corporate Development

Dennis Jones

Vice President, Exploration

Claude Barjot

Vice President,

Corporate Affairs, Africa

Glynnis Frelih

Corporate Controller

Directors

William D. Pugliese (3)

Joseph F. Conway

John A. Boultbee (1)

Derek Bullock (1) (3)

Donald K. Charter (2) (3)

Mahendra Naik (1) (2)

Robert A. Quartermain (2) (3)

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance Committee

Exploration

Ghana

Basil Dukas

President

Repadre International Corporation

No.3 Templesi Lane

Roman Ridge Residential Area

P. O. Box CT 1596

Cantonments

Accra Ghana

Tel: 233 21 779 263

Fax:233 21 779 264

Senegal

Eric Hanssen

Regional Manager

Residence JJ Cascales

Villa Palmier

Almadies - Route de Ngor

Ngor, Dakar

Senegal

Tel/Fax: 223 221 95 53

Corporate Offices

IAMGOLD Corporation

220 Bay Street, 5th Floor

Toronto, Ontario  M5J 2W4

Canada

Tel: 416 360 4710

Fax:416 360 4750

Investor Relations

For investor and media inquiries and requests for additional copies of this annual report please contact the Investor Relations Department: e-mail: info@iamgold.com website: www.iamgold.com

Ecuador

Jorge Barreno

Regional Manager

Calle El Tiempo N37-67 y El Comercio

Quito, Ecuador

Tel: 593 2 2468-673

593 2 2468-674

593 2 2463-369

593 9 7612-376

Fax:593 2 2253-578

Brazil

Milton Prado

Regional Manager

Rua Fernandes Tourinho 147, sala 902

Belo Horizonte, 30112-000

Brazil

Tel: 55 31 3282 6690

Fax:55 31 3282 6685

Argentina

Francisco Azavedo

Regional Manager

Julio A. Roca, 234

5500, Mendoza

Argentina

Tel: 54 261 4298 567

Fax: 54 261 3203 857

Auditors

KPMG LLP

Suite 3300, Commerce Court West

P.O. Box 31, Stn. Commerce Court

Toronto, Ontario  M5L 1B2

Transfer Agent and Registrar

Computershare Trust Company

of Canada

100 University Avenue

Toronto, Ontario  M5J 2Y1

Tel: 416 981 9633

Toll free: 1 800 663 9097

Website: www.computershare.com

e-mail: caregistryinfo@computer-share.com

Corporate and Shareholder Information

Legal Counsel

Fraser Milner Casgrain

100 King Street West

First Canadian Place, Suite 3900

Toronto, Ontario M5X 1B2

Stikeman Eilliot LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Dorsey & Whitney LLP

Canada Trust Tower

BCE Place

161 Bay Street, Suite 4300

P.O. Box 512

Toronto, Ontario M5J 2S1

Corporate Securities

IAMGOLD common shares are traded on the Toronto Stock Exchange under the symbol IMG and on The American Stock Exchange under the symbol IAG.

The Company’s filings with the Ontario Securities Commission may be accessed on SEDAR at: www.sedar.com.

The Company’s filing with the U.S. Securities and Exchange Commission may be accessed at the SEC’s website at: www.sec.gov.

Shares Issued

(as at December 31, 2004)

Total Outstanding: 145.8 million

Fully Diluted: 151.5 million

Trading Price

(12 month trading range to December 2004)

High Cdn. $10.77 – Low Cdn. $6.17

Annual Meeting

We invite all shareholders to join us on: Monday, May 16th, 2005 at 4:00p.m. at the TSX Conference Centre 130 King Street West Toronto, Ontario M5X 1J2

Production: Walter J. Mishko & Co. Inc. • Design: Kirkwood Communications • Printing: Colour Innovations Inc.

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4
Canada
Tel: 416 360 4710
Fax: 416 360 4750 Toll Free: 1 888 IMG 9999

Email: info@iamgold.coma
www.iamgold.com

Printed in Canada